================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                              DOMINION HOMES, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    257386102
                                 (CUSIP Number)

                            FREDERICK H. FOGEL, ESQ.
                          C/O SILVER POINT CAPITAL L.P.
                        TWO GREENWICH PLAZA, FIRST FLOOR
                          GREENWICH, CONNECTICUT 06830
                                 (203) 542-4208

                                 WITH A COPY TO:

                               MARILYN SOBEL, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                           1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3027
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                                 JANUARY 4, 2007
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d1(e), 240.13d1(f) or 240.13d1(g), check the following box [_]. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

===============================================================================

---------------------                                   -----------------------
 257386102                                                        Page 2 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Management, L.L.C.

         22-3849636
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 3 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Edward A. Mule
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   769,118 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               0 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     769,118 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      0 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 4 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert J. O'Shea
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 5 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital, L.P.

         22-3849636
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 6 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Silver Point Capital Fund, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 7 of 26
---------------------                                   -----------------------
                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         SPCP Group, L.L.C.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                                7     SOLE VOTING POWER

          NUMBER OF                   0 Shares
                                ------------------------------------------------
           SHARES               8     SHARED VOTING POWER

     BENEFICIALLY OWNED               769,118 Shares
                                ------------------------------------------------
     BY EACH REPORTING          9     SOLE DISPOSITIVE POWER

           PERSON                     0 Shares
                                ------------------------------------------------
            WITH                10    SHARED DISPOSITIVE POWER

                                      769,118 Shares
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         769,118 Shares
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.13%**
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

** The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

---------------------                                   -----------------------
 257386102                                                        Page 8 of 26
---------------------                                   -----------------------


ITEM 1.     SECURITY AND ISSUER.

            This statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, no par value (the "Common Stock"), of Dominion Homes, Inc., a Delaware corporation ("Dominion"). The address of Dominion's principal executive office is 500 Tuttle Crossing Blvd., Dublin, Ohio 43016-5555.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Schedule 13D is being jointly filed by Silver Point Capital Management, L.L.C., a Delaware limited liability company ("Management"), Mr. Edward A. Mule, Mr. Robert J. O'Shea, Silver Point Capital, L.P., a Delaware limited partnership ("Silver Point"), Silver Point Capital Fund, L.P., a Delaware limited partnership ("SPC Fund") and SPCP Group, L.L.C., a Delaware limited liability company, ("SPCP Group") with respect to the ownership of the shares of Common Stock issuable upon exercise of warrants issued by Dominion to the Holders (defined below).

            SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to be the beneficial owner of the shares of Common Stock held by SPCP Group. Management, Silver Point, SPC Fund, SPCP Group and Messrs. Mule and O'Shea are hereinafter sometimes collectively

---------------------                                   -----------------------
 257386102                                                        Page 9 of 26
---------------------                                   -----------------------


referred to as the "Reporting Persons." The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, dated January 4, 2007, a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) (1) under the Act.

            (b) The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, 1st Floor, Greenwich, Connecticut 06830.

            (c) The principal business of Management is serving as the general partner of Silver Point. The principal business of Messrs. Mule and O'Shea is serving as members of Management and managing other affiliated entities, (including Silver Point). The principal business of Silver Point is serving as an investment manager for private investment funds (including SPC
Fund). The principal business of SPCP Fund and SPCP Group is acquiring, holding, managing and disposing of investments.

            (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order

---------------------                                   -----------------------
 257386102                                                        Page 10 of 26
---------------------                                   -----------------------


enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Management is a limited liability company organized under the laws of the State of Delaware. Each of Messrs. Mule and O'Shea is a United States citizen. Each of SPC Fund and Silver Point is a limited partnership organized under the laws of the State of Delaware. The SPCP Group is a limited liability company organized under the laws of the State of Delaware.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On December 29, 2006, Dominion entered into a Third Amended and Restated Credit Agreement (the "Credit Agreement") by and between Dominion, The Huntington National Bank, Silver Point Finance, LLC, and the Lenders from time to time party thereto pursuant to which Dominion received a secured term loan in the aggregate amount of $235,000,000 of which the Holders (hereinafter defined) as Original Term B Lenders (the " Original Term B Lenders") provided $90,000,000 (the "Term B Loans"). In connection with, and in consideration for, entering into the Credit Agreement and the transactions contemplated thereby, SPCP Group and Silver Oak Capital, L.L.C. ("Silver Oak" and together with the SPCP Group, the "Holders") simultaneously entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), a copy of which is filed with this Schedule 13D as Exhibit B, by and among Dominion, SPCP Group and Silver Oak pursuant to which Dominion issued to the Holders warrants to purchase an aggregate of 1,538,235 shares of Common Stock at a purchase price of $0.01 per share (the "Warrants"), of which the SPCP Group has warrants to purchase 769,118 shares of Common Stock and Silver Oak has warrants to purchase 769,117 shares of Common Stock.

---------------------                                   -----------------------
 257386102                                                        Page 11 of 26
---------------------                                   -----------------------


            Capital of SPCP Group in the amount of $7,691.18 will be used to purchase the Common Stock issuable upon exercise of the Warrants; provided, however, that the Holders may purchase the Common Stock pursuant to a "cashless exercise" as set forth in the Warrants, in which case, no capital will be required.

ITEM 4.     PURPOSE OF TRANSACTION.

            The Reporting Persons acquired the Warrants in connection with the commitments made and loans provided under the Credit Agreement. The Warrants were acquired for investment purposes. Under the Credit Agreement, so long as the Original Term B Lenders hold at least 51% of the outstanding principal amount of the Term B Loans, they have the right to designate up to two nominees to the board of directors of Dominion ("Board"). At any time, when the Original Term B Lenders no longer have the right to designate nominees to the Board under the Credit Agreement, the Holders have the right to elect to designate, so long as they, together, hold (i) at least 1,000,000 Warrants or Common Stock received upon exercise of such warrants, ("Warrant Shares"), two nominees to the Board and (ii) less than 1,000,000 but at least 500,000 Warrants or Warrant Shares, one nominee to the Board. If the Holders cease to hold at least (i) 1,000,000 but continue to hold 500,000 Warrants or Warrant Shares, one of the nominees shall be removed from the Board and (ii) 500,000 Warrants or Warrant Shares, the remaining nominee shall be removed from the Board. Such nominations shall be made from time to time by the Holders holding a majority of the Warrants or Warrant Shares.

            Consistent with the terms of the Credit Agreement, the Reporting Persons have had, and may have in the future, discussions with management of Dominion and may make suggestions concerning Dominion's operations, prospects, business and

---------------------                                   -----------------------
 257386102                                                        Page 12 of 26
---------------------                                   -----------------------


financial strategies, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their extension of credit. Each Reporting Person expects that it will, from time to time, review its investment position in Dominion and may, depending on market and other conditions, choose to exercise the Warrants to obtain the underlying shares of Dominion Common Stock.

            Whether the Reporting Persons exercise the Warrants, purchase any additional securities of Dominion, or dispose of any securities of Dominion, and the amount and timing of any such transactions, will depend upon the Reporting Persons' individual continuing assessments of pertinent factors, including the availability of securities of Dominion for purchase at particular price levels, Dominion's and the particular Reporting Person's business and prospects, other business investment opportunities available to the particular Reporting Person, economic conditions, stock market conditions, money market conditions, the attitudes and actions of management of Dominion, the availability and nature of opportunities to dispose of the particular Reporting Person's interest in Dominion and other plans and requirements of the particular Reporting Person. Depending upon its individual assessments of these factors from time to time, each Reporting Person may change its present intentions as stated above, including determining to acquire additional securities of Dominion (by means of open market or privately negotiated purchases) or to dispose of some or all of the securities of Dominion held by or under the control of such Reporting Person. In addition, each Reporting Person may from time to time enter into equity swap or other derivative transactions with respect to its investment in the securities of Dominion. Each Reporting Person may have discussions with the Company or take actions with respect to the covenants and agreements, and any future draw-downs, under the Credit Agreement

---------------------                                   -----------------------
 257386102                                                        Page 13 of 26
---------------------                                   -----------------------


and related documents with respect to the Credit Agreement, and may waive or fail to waive any covenants and take actions, including calling a default, with respect to its commitments under the Credit Agreement in its sole discretion.

            Except as described herein, at the present time the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of Dominion, or the disposition of securities of Dominion, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dominion or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Dominion or any of its subsidiaries, (d) any change in the present Board or management of Dominion, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Dominion, (f) any other material change in Dominion's business or corporate structure, (g) changes in Dominion's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dominion by any person, (h) a class of securities of Dominion being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of Dominion becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above. The Reporting Persons, however, expect to evaluate on an ongoing basis Dominion's financial condition, business, operations and prospects, the market price of Dominion Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors it deems appropriate. Accordingly, the Reporting

---------------------                                   -----------------------
 257386102                                                        Page 14 of 26
---------------------                                   -----------------------


Persons reserve the right to change its plans and intentions at any time, as it deems appropriate, subject to relevant legal restrictions.

ITEM 5.       INTEREST IN SECURITIES OF ISSUER.

A.      Silver Point Capital Management, L.L.C.

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock

---------------------                                   -----------------------
 257386102                                                        Page 15 of 26
---------------------                                   -----------------------


                  held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

B.      Edward A. Mule

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of

---------------------                                   -----------------------
 257386102                                                        Page 16 of 26
---------------------                                   -----------------------


                  Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

C.      Robert J. O'Shea

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group and SPCP Group III acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver

---------------------                                   -----------------------
 257386102                                                        Page 17 of 26
---------------------                                   -----------------------


                  Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

D.      Silver Point Capital, L.P.

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the

---------------------                                   -----------------------
 257386102                                                        Page 18 of 26
---------------------                                   -----------------------


                  power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

E.      Silver Point Capital Fund, L.P.

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006 pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds

---------------------                                   -----------------------
 257386102                                                        Page 19 of 26
---------------------                                   -----------------------


                  from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

F.      SPCP Group, L.L.C.

            (a)   Aggregate number of shares beneficially owned:        769,118

            Percentage: 9.13% The calculations of the percentages referred to herein are based on 8,424,413 shares of Common Stock issued and outstanding as of December 29, 2006, as represented to us by Dominion in the Warrant Purchase Agreement.

            (b)   1.  Sole power to vote or direct vote:                      0
                  2.  Shared power to vote or direct vote:              769,118
                  3.  Sole power to dispose or direct the
                      disposition:                                            0
                  4.  Shared power to dispose or direct the
                      disposition:                                      769,118

            (c) On December 29, 2006, pursuant to the Warrant Purchase Agreement, as partial consideration for entry into the Credit Agreement, the SPCP Group

---------------------                                   -----------------------
 257386102                                                        Page 20 of 26
---------------------                                   -----------------------


                  and SPCP Group III acquired beneficial ownership of 769,118 shares, in warrants to acquire Common Stock.

            (d) SPC Fund is a member of SPCP Group and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Silver Point is the investment manager of SPC Fund and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Management is the general partner of Silver Point and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. Messrs. Edward A. Mule and Robert J. O'Shea are each members of Management and by virtue of such status may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by SPCP Group. The Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock held by SPCP Group, except to the extent of any pecuniary interest therein, and this report shall not be deemed to be an admission that they are the beneficial owners of such securities.

            (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except for the Warrant Purchase Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of Dominion, including, but not limited to, transfer or voting of any of the

---------------------                                   -----------------------
 257386102                                                        Page 21 of 26
---------------------                                   -----------------------


securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Agreement  Regarding the Joint Filing of Schedule 13D,  dates as of January  4, 2007,  by and among  Silver  Point  Capital
                  Management,  L.L.C., Edward A. Mule, Robert J. O'Shea, Silver
                  Point Capital,  L.P.,.  Silver Point Capital Fund,  L.P., and
                  SPCP Group, L.L.C.

Exhibit B         Warrant Purchase Agreement, dated as of December 29, 2006, by and among Dominion Homes, Inc., SPCP Group, L.L.C. and Silver
                  Oak Capital, L.L.C.

---------------------                                   -----------------------
 257386102                                                        Page 22 of 26
---------------------                                   -----------------------


                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2007

                                  SILVER POINT CAPITAL MANAGEMENT, L.L.C.


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      Name:  Edward A. Mule, individually


                                  /s/ Robert J. O'Shea
                                  -------------------------------------------
                                      Name:  Robert J. O'Shea, individually


                                  SILVER POINT CAPITAL, L.P.
                                  By: SILVER POINT CAPITAL MANAGEMENT, L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member


                                  SILVER POINT CAPITAL FUND, L.P.
                                  By:  SILVER POINT CAPITAL, L.P., its General
                                       Partner
                                       By:    SILVER POINT CAPITAL MANAGEMENT,
                                              L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member

---------------------                                   -----------------------
 257386102                                                        Page 23 of 26
---------------------                                   -----------------------


                                  SPCP GROUP, L.L.C.
                                  By:  SILVER POINT CAPITAL FUND, L.P., its
                                       Managing Member
                                       By:  SILVER POINT CAPITAL, L.P., its
                                            General Partner
                                            By:  SILVER POINT CAPITAL
                                                 MANAGEMENT, L.L.C., its General
                                                 Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                       By:     Edward A. Mule
                                       Its:    Managing Member

---------------------                                   -----------------------
 257386102                                                        Page 24 of 26
---------------------                                   -----------------------


Exhibit A
to Schedule 13D


              AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13D

            The undersigned hereby agree as follows:

            (i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

            (ii)  Each of them is  responsible  for the  timely  filing of such
Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 4, 2007

                                  SILVER POINT CAPITAL MANAGEMENT, L.L.C.


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      Name:  Edward A. Mule, individually


                                  /s/ Robert J. O'Shea
                                  -------------------------------------------
                                      Name:  Robert J. O'Shea, individually


                                  SILVER POINT CAPITAL, L.P.
                                  By: SILVER POINT CAPITAL MANAGEMENT, L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member

---------------------                                   -----------------------
 257386102                                                        Page 25 of 26
---------------------                                   -----------------------


                                  SILVER POINT CAPITAL FUND, L.P.
                                  By:  SILVER POINT CAPITAL, L.P., its General
                                       Partner
                                       By:    SILVER POINT CAPITAL MANAGEMENT,
                                              L.L.C., its General Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                      By:     Edward A. Mule
                                      Its:    Managing Member


                                  SPCP GROUP, L.L.C.
                                  By:  SILVER POINT CAPITAL FUND, L.P., its
                                       Managing Member
                                       By:  SILVER POINT CAPITAL, L.P., its
                                            General Partner
                                            By:  SILVER POINT CAPITAL
                                                 MANAGEMENT, L.L.C., its General
                                                 Partner


                                  /s/ Edward A. Mule
                                  -------------------------------------------
                                       By:     Edward A. Mule
                                       Its:    Managing Member

---------------------                                   -----------------------
 257386102                                                        Page 26 of 26
---------------------                                   -----------------------


Exhibit B
to Schedule 13D
                                                              EXECUTION VERSION






                           WARRANT PURCHASE AGREEMENT


                          DATED AS OF DECEMBER 29, 2006


                                  BY AND AMONG


                              DOMINION HOMES, INC.,

                                       AND

                           THE PURCHASERS NAMED HEREIN

                                TABLE OF CONTENTS

SECTION 1.        DEFINITIONS.................................................1
SECTION 2.        ISSUANCE OF WARRANTS; WARRANT CERTIFICATES..................4
SECTION 3.        TERMS OF WARRANTS; EXERCISE OF WARRANTS.....................6
SECTION 4.        TAX MATTERS.................................................9
SECTION 5.        RESERVATION OF WARRANT SHARES...............................9
SECTION 6.        ADJUSTMENT OF NUMBER OF WARRANT SHARES ISSUABLE............10
SECTION 7.        FRACTIONAL INTERESTS.......................................16
SECTION 8.        REPRESENTATIONS AND WARRANTIES OF THE COMPANY..............16
SECTION 9.        REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS...........19
SECTION 10.       TRANSFER RESTRICTIONS......................................20
SECTION 11.       INDEMNIFICATION............................................20
SECTION 12.       NOTICES TO HOLDERS.........................................21
SECTION 13.       NOTICES TO COMPANY.........................................23
SECTION 14.       SUPPLEMENTS AND AMENDMENTS.................................23
SECTION 15.       CERTAIN AMENDMENTS.........................................24
SECTION 16.       SUCCESSORS.................................................24
SECTION 17.       TERMINATION................................................24
SECTION 18.       SURVIVAL...................................................24
SECTION 19.       GOVERNING LAW..............................................24
SECTION 20.       BENEFITS OF THIS AGREEMENT.................................25
SECTION 21.       INTERPRETATION.............................................25
SECTION 22.       COUNTERPARTS...............................................25


EXHIBITS
A Third Amended and Restated Certificate of Incorporation of the Company, as amended by Certificate of Amendment
B        Form of Warrant Certificate
C        Form of Certificate of Transfer
D        Form of Registration Rights Agreement
E        Form of Voting Agreement

SCHEDULES
2.1      Warrant Share Allocation

         WARRANT PURCHASE AGREEMENT (this "AGREEMENT"), dated as of December 29, 2006, by and among Dominion Homes, Inc., a Ohio corporation (the "COMPANY") and the Purchasers listed on the signature pages hereto (the "PURCHASERS").

         WHEREAS, it is a condition to the consummation of the transactions contemplated by the Third Amended and Restated Credit Agreement (the "CREDIT AGREEMENT"), dated as of the date hereof, by and among the Company, certain subsidiaries of the Company, the Lenders party thereto (the "LENDERS"), and that the Company shall issue warrants (the "WARRANTS") to purchase up to an aggregate of 1,538,235 shares of common stock, no par value, of the Company (the "COMMON STOCK"; and the Common Stock issuable on exercise of the Warrants being referred to herein as the "WARRANT SHARES"); and

         WHEREAS, in consideration of the Lenders entering into the Credit Agreement, the Company is hereby issuing the Warrants to the Purchasers.

         NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

SECTION 1.      DEFINITIONS

         As used in this Agreement, the following terms shall have the following respective meanings:

         "ADJUSTMENT TRANSACTION" shall have the meaning set forth in Section 6(h).

         "AFFILIATE" means, with respect to any Person, a Person (a) directly or indirectly controlling, controlled by, or under common control with, such Person or (b) ten percent (10%) or more of whose voting stock or other voting equity interest is directly or indirectly owned or held by such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such a Person, whether through the ownership of voting securities, by contract or otherwise.

         "AGREEMENT" shall have the meaning set forth in the preamble hereto.

         "APPLICABLE SHARE" shall have the meaning set forth in Section 6(e).

         "BOARD OF DIRECTORS" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof. Unless otherwise specified, "Board of Directors" refers to the Board of Directors of the Company.

         "CAPITAL STOCK" means any and all shares, interests, participations or other equivalents (however designated) of capital stock of a corporation, any and all equivalent ownership interests in a Person (other than a corporation), including, without limitation, partnership interests and membership interests and any and all warrants, rights or options to purchase or other arrangements or rights to acquire any of the foregoing.

         "CHARTER" means the Amended and Restated Articles of Incorporation of the Company, in the form attached hereto as EXHIBIT A, as in effect immediately prior to the Closing Date, and as such Charter may thereafter from time to time be amended in accordance with applicable law and such Charter.

         "CLOSING DATE" means the date hereof.

         "CODE OF REGULATIONS" means the Amended and Restated Code of Regulations of the Company, in the form attached hereto as EXHIBIT A, as in effect immediately prior to the Closing Date, and as such Code of Regulations may thereafter from time to time be amended in accordance with applicable law and such Code of Regulations.

         "COMMISSION" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act or, if at any time after the execution of this Agreement such Commission is not existing and performing the duties now assigned to it under the Exchange Act, the body performing such duties at such time.

         "COMMON STOCK" shall have the meaning set forth in the recitals hereto.

         "COMPANY" shall have the meaning set forth in the preamble hereto.

         "CONVERTIBLE SECURITIES" means (a) evidences of indebtedness, shares of stock or other securities (including, without limitation, options, warrants and stock options issued under the Plans) that are directly or indirectly convertible, exercisable or exchangeable, with or without payment of additional consideration in cash or property, for shares of Common Stock, either immediately or upon the onset of a specified date or the happening of a specified event or (b) stock appreciation rights, phantom stock rights or other rights with equity features.

         "CREDIT AGREEMENT" shall have the meaning set forth in the recitals hereto.

         "CURRENT  MARKET  PRICE"  shall have the  meaning set forth in Section
6(e).

         "DAMAGES" shall have the meaning set forth in Section 11.

         "DESIGNATED BOARD MEMBER" shall have the meaning set forth in Section 3(i).

         "DISTRIBUTION" shall have the meaning set forth in Section 6(d).

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated by the Commission thereunder and any successor statute.

         "EXERCISE PRICE" means the purchase price per Warrant Share to be paid upon the exercise of each Warrant in accordance with the terms hereof, which price shall be $0.01 per share.

         "FAIR VALUE" shall have the meaning set forth in Section 6(e).

         "FINANCIAL OFFICER" shall have the meaning set forth in Section 3(h).

         "HOLDER" means a Person who is listed as the record owner of Warrants, Warrant Shares and any other securities issued or issuable with respect to the Warrants or the Warrant Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; IT BEING UNDERSTOOD that the Purchasers shall be Holders as of the Closing Date.

         "INDEMNIFIED PARTY" shall have the meaning set forth in Section 11.

         "INDEMNIFYING PARTY" shall have the meaning set forth in Section 11.

         "LENDERS" shall have the meaning set forth in the recitals hereto.

         "OFFICER"  means,  with  respect to any  Person,  the Chief  Executive
Officer, the President, the Chief Operating Officer, the Chief Financial Officer, the Treasurer, any Assistant Treasurer, the Controller, the Secretary, any Assistant Secretary or any Vice-President of such Person.

         "OPINION  OF  COUNSEL"  means an  opinion  from legal  counsel  who is
reasonably   acceptable  to  the  Company  in  form  and  substance  reasonably acceptable to the Company.

         "PERSON" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business.

         "PLANS" shall have the meaning set forth in Section 8(b)(ii).

         "PLAN SHARES" shall have the meaning set forth in Section 6(g)(iii).

         "PURCHASERS" shall have the meaning set forth in the preamble hereto.

         "RELATED AGREEMENTS" shall have the meaning set forth in Section 8(a).

         "REGISTRATION  RIGHTS  AGREEMENT"  shall have the meaning set forth in
Section 8(a).

         "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations promulgated by the Commission thereunder and any successor statute.

         "TRANSFER AGENT" shall have the meaning set forth in Section 5(b).

         "VOTING AGREEMENT" shall have the meaning set forth in Section 8(a).

         "WARRANT CERTIFICATE" shall have the meaning set forth in Section 2.1.

         "WARRANT REGISTRAR" shall have the meaning set forth in Section 2.3.

         "WARRANT SHARES" shall have the meaning set forth in the recitals hereto.

         "WARRANTS" shall have the meaning set forth in the recitals hereto.

SECTION 2.      ISSUANCE OF WARRANTS; WARRANT CERTIFICATES

         2.1 FORM AND DATING; ISSUANCE. The Warrants shall be substantially in the form of EXHIBIT B hereto (the "WARRANT Certificates"). The Warrants may have notations, legends or endorsements required by law, stock exchange rule or usage. Each Warrant shall be dated the date of signature by an Officer. On the Closing Date, the Company shall issue to each Purchaser set forth on SCHEDULE 2.1(A) hereto Warrants to purchase the respective number of Warrant Shares set forth opposite its name therein.

                  The terms and provisions contained in the Warrants shall constitute, and are hereby expressly made, a part of this Agreement. The Company, by its execution and delivery of this Agreement, expressly agrees to such terms and provisions and to be bound thereby. However, to the extent any provision of any Warrant conflicts with the express provisions of this Agreement, the provisions of this Agreement shall govern and be controlling.

         2.2 EXECUTION. On the Closing Date, an Officer shall sign the Warrants for the Company by manual or facsimile signature.

         2.3 WARRANT REGISTRAR. The Company shall maintain an office or agency where Warrants may be presented for registration of transfer or for exchange ("WARRANT REGISTRAR"). The Warrant Registrar shall keep a register of the Warrants and of the Warrant Shares and of their transfer and exchange. The Company may appoint one or more co-Warrant Registrars. The term "Warrant Registrar" includes any co-Warrant Registrar. The Company may change any Warrant Registrar without notice to any Holder. The Company shall notify the Holders in writing of the name and address of any agent not a party to this Agreement. The Company or any of its subsidiaries may act as Warrant Registrar. The Company will initially act as Warrant Registrar.

         2.4 HOLDER LISTS. The Company shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of all Holders. The Warrants shall initially be registered in such name or names as each Purchaser shall designate.

         2.5      TRANSFER AND EXCHANGE.

                  (a) TRANSFER AND EXCHANGE OF WARRANTS. Upon written request by a Holder and such Holder's compliance with the provisions of this
Section 2.5, the Warrant Registrar shall register the transfer or exchange of Warrants. Prior to such registration of transfer or exchange, the requesting Holder shall present or surrender to the Warrant Registrar the Warrants duly endorsed or accompanied by a written instruction of transfer in form reasonably satisfactory to the Warrant Registrar duly executed by such Holder or by its attorney, duly authorized in writing. In addition, the requesting Holder shall deliver a certificate in the form of EXHIBIT C hereto and, if reasonably requested by the Company, an Opinion of Counsel.

                  (b) PRIVATE PLACEMENT LEGEND. The following legend, in substantially the following form, shall appear on the face of all Warrants and/or Warrant Shares as appropriate (and all Warrants and Warrant Shares issued in exchange therefor or substitution thereof) issued under this
Agreement:

               "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION.

               IN CONNECTION WITH ANY TRANSFER, IF REASONABLY REQUESTED BY THE ISSUER THE HOLDER SHALL DELIVER TO THE ISSUER AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE AND SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

                  (c)      GENERAL   PROVISIONS   RELATING  TO  TRANSFERS   AND
EXCHANGES.(i) To permit registrations of transfers and exchanges, the Company shall execute Warrants upon the Warrant Registrar's request.

                           (ii)     No service charge shall be made to a holder
of a Warrant for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.

                           (iii)    All Warrants  issued upon any  registration
of transfer or exchange of Warrants shall be duly authorized, executed and issued warrants for Common Stock, not subject to any preemptive rights, and entitled to the same benefits under this Agreement as the Warrants surrendered upon such registration of transfer or exchange.

                           (iv)     Prior   to   due    presentment   for   the
registration of a transfer of any Warrant, the Company may deem and treat the Person in whose name any Warrant is registered as the absolute owner of such Warrant for all purposes and the Company shall not be affected by notice to the contrary.

                  (d) FACSIMILE SUBMISSIONS TO WARRANT REGISTRAR.All certifications, certificates and Opinions of Counsel required to be submitted to the Warrant Registrar pursuant to this Section 2.5 to effect a registration of transfer or exchange may be submitted by facsimile with the original to follow immediately thereafter.

         The Warrant Registrar shall not be responsible for confirming the truth or accuracy of representations made in any such certifications or certificates. As to any Opinions of Counsel delivered pursuant to this Section 2.5, the Warrant Registrar may rely upon, and be fully protected in relying upon, such opinions.

         2.6 REPLACEMENT WARRANTS. If any mutilated Warrant is surrendered to the Company and the Company receives evidence to its reasonable satisfaction of the destruction, loss or theft of any Warrant, the Company shall issue a replacement Warrant. If required by the Company, an indemnity bond must be supplied by the Holder that is sufficient in the reasonable judgment of the Company to protect the Company from any loss that it may suffer if a Warrant is replaced. Every replacement Warrant is an additional warrant of the Company and shall be entitled to all of the benefits of this Agreement equally and proportionately with all other Warrants duly issued hereunder.

         2.7 CANCELLATION. The Company at any time may deliver Warrants to the Warrant Registrar for cancellation. The Company shall forward to the Warrant Registrar any Warrants surrendered to it for registration of transfer, exchange or exercise. The Warrant Registrar, and no one else, shall cancel all Warrants surrendered for registration of transfer, exchange, exercise, replacement or cancellation and shall destroy canceled Warrants (subject to any applicable record retention requirements of the Exchange Act). Certification of the destruction of all canceled Warrants shall be delivered to the Company. The Company may not issue new Warrants to replace Warrants that have been exercised or that have been delivered to the Warrant Registrar for cancellation.

SECTION 3.        TERMS OF WARRANTS; EXERCISE OF WARRANTS

                  (a) Subject to the terms of this Agreement, each Holder shall have the right, which may be exercised during the period commencing on the date hereof and until 5:00 p.m., New York City time on December 31, 2016, to receive from the Company the number of fully paid and nonassessable Warrant Shares which the Holder may at the time be entitled to receive on exercise of such Warrants and payment of the Exercise Price (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company or
(ii) by tendering Warrants as set forth in Section 3(b), in each case, equal to the Exercise Price for such Warrant Shares. Each Warrant not exercised prior to 5:00 p.m., New York City time, on December 31, 2016 shall become void and all rights thereunder and all rights in respect thereof under this Agreement shall cease as of such time.

                  (b) At the option of the Holder, Warrant Shares to be acquired upon the exercise of the Warrant will be applied automatically to pay the Exercise Price in connection with a cashless exercise of the Warrant in whole or in part. Any Warrant Shares transferred to the Company as cashless payment of the Exercise Price under the Warrant shall be valued at the fair value per share, as determined on the day immediately preceding the date the Warrant is presented for exercise in good faith by the Board of Directors, whose determination shall be conclusive.

                  (c) In order to exercise all or any of the Warrants represented by a Warrant Certificate, the Holder must deliver to the Company the Warrant Certificate and the form of election to purchase on the reverse thereof duly filled in and signed, and payment to the Company of the Exercise Price, which is set forth in the form of Warrant Certificate attached hereto as EXHIBIT B, for the number of Warrant Shares, as adjusted as herein provided, in respect of which such Warrants are then exercised. Payment of the aggregate Exercise Price shall be made (i) in cash, by wire transfer or by certified or official bank check payable to the order of the Company or (ii) by tendering Warrants as set forth in Section 3(b).

                  (d) Subject to the provisions of Section 4 hereof, upon compliance with clauses (a), (b) and (c) above, the Company shall deliver or cause to be delivered promptly, but in any event not later than five business days after such compliance, to or upon the written order of the Holder and in such name or names as the Holder may designate, a certificate or certificates for the number of whole Warrant Shares issuable upon the exercise of such Warrants, together with cash in lieu of fractional shares as provided in
Section 7 hereof; PROVIDED, that if any consolidation, merger or lease or sale of assets is proposed to be effected by the Company as described in Section 6(h) hereof, or a tender offer or an exchange offer for shares of Common Stock shall be made, upon such surrender of Warrants and payment of the Exercise Price as aforesaid, the Company shall, as soon as possible, but in any event not later than three business days thereafter, deliver or cause to be delivered the full number of Warrant Shares issuable upon the exercise of such Warrants in the manner described in this sentence or other securities or property to which such Holder is entitled hereunder, together with cash as provided in
Section 7 hereof. Such certificate or certificates shall be deemed to have been issued and any Person so designated to be named therein shall be deemed to have become a Holder of record of such Warrant Shares as of the date of the surrender of such Warrants and payment of the Exercise Price, and from such date, regardless of when the Company actually mails such certificate, the Holder shall be deemed for all purposes to be the Holder of record of the Warrant Shares deliverable by the Company.

                  (e) The Warrants shall be exercisable, at the election of the Holders thereof, either in full or from time to time in part. If less than all the Warrants represented by a Warrant are exercised, such Warrant shall be surrendered and a new Warrant of the same tenor and for the number of Warrants which were not exercised shall be executed by the Company and delivered to the Holder, registered in such name or names as may be directed in writing by the Holder.

                  (f) All Warrant Certificates surrendered upon exercise of Warrants shall be cancelled by the Warrant Registrar. Such cancelled Warrant Certificates shall then be disposed of by the Warrant Registrar in a manner satisfactory to the Company.

                  (g) The Company will reimburse the Holders for all of their reasonable out-of pocket fees and expenses (including attorney's fees) incurred in connection with any filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the exercise of the Warrants.

                  (h) So long as the Purchasers hold any Warrants or Warrant Shares, the Company shall deliver the following information (to the extent not already provided in the Company's Securities and Exchange Commission filings) to the Purchasers:

                           (i)      within  45  days  after  the  end  of  each
quarter, consolidated and consolidating financial statements, including a balance sheet, statements of the operations of the Company and each of the Subsidiaries, and statement of income and surplus certified by a Financial Officer of the Company as fairly representing the financial condition of the Company and each of the Subsidiaries as of the end of such period; and

                           (ii)     within  90 days  of the end of each  fiscal
year, audited consolidated financial statements prepared in accordance with GAAP and certified by independent public accountants, containing a balance sheet and statement of income and surplus, statement of cash flows and a reconciliation of capital accounts, along with any management letters written by such accountants, together with consolidating schedules of each Subsidiary.

                  (i) If at any time after the date of this Agreement, the Original Term B Lenders (as defined in the Credit Agreement) no longer have the right to appoint directors under the Credit Agreement and so long as the Purchasers hold (i) at least 1,000,000 Warrants or Warrant Shares, the Company shall permit up to two representatives of the Purchasers (together, the "DESIGNATED BOARD MEMBERS" and each individually, a "DESIGNATED BOARD MEMBER") or (ii) less than 1,000,000 but at least 500,000 Warrants or Warrant Shares, the Company shall permit one representative of the Purchasers, reasonably acceptable to the Company, to be designated to the Board of Directors (at the option of the Purchasers) by Purchasers holding a majority of the Warrant Shares (assuming exercise of all the Warrants). If the Purchasers cease to hold at least (i) 1,000,000 but continue to own 500,000 or more Warrants or Warrant Shares, one of the Designated Board Members will be removed from the Board at the next meeting for election of directors and (ii) 500,000 Warrants or Warrant Shares, the remaining Designated Board Member will be removed from the Board at the next meeting for election of directors. Each Designated Board Member will be elected for a two year term and may be removed from office for cause, including a violation of the Company's code of ethics. The Company shall use its best efforts to (i) effect the appointment of the Designated Board Members and (ii) prevent the removal or replacement of the Designated Board Members, without cause, without the consent of the Purchasers holding a majority of the Warrant Shares (assuming exercise of all Warrants). Upon the nomination of a new Designated Board Member, the Company may determine if such nominee is reasonably acceptable to the Company. Any previously appointed Designated Board Member who is nominated for re-election shall be deemed to be reasonably acceptable to the Company unless material events which would change such determination by the Company have occurred. The rights under this Section 3(i) shall not be transferrable by the Purchasers (other than to their Affiliates) without the prior written consent of the Company.

                  (j) In the event more than 300,000 Plan Shares are issued by the Company between the date hereof and December 31, 2016, the Company hereby covenants to issue and deliver to the Holders additional Warrants, on identical terms as the Warrants issued herein, in the amount of 17.5% of the Plan Shares in excess of 300,000. Such issuances will be made on a quarterly basis after an event described above occurs.

                  (k) The Company shall keep copies of this Agreement and any notices given or received hereunder available for inspection by the Holders upon reasonable advance written notice and during normal business hours at its office. The Company shall supply the Holders from time to time with such numbers of copies of this Agreement as the Holders may reasonably request.

SECTION 4.        TAX MATTERS

                  (a) The Company will pay all documentary stamp taxes attributable to the initial issuance of Warrant Shares upon the exercise of Warrants; PROVIDED, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the issue of any Warrant Certificates or any certificates for Warrant Shares in a name other than that of the Holder of a Warrant Certificate surrendered upon the exercise of a Warrant, and the Company shall not be required to issue or deliver such Warrant Certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

                  (b) The Company will treat the Warrants as Common Stock for United States federal and applicable state and local income and franchise tax purposes, except as otherwise required by law.

SECTION 5.        RESERVATION OF WARRANT SHARES

                  (a) The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common

Stock, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of Warrants, the maximum number of shares of Common Stock which may then be deliverable upon the exercise of all outstanding Warrants.

                  (b) The Company or, if appointed, the transfer agent for the Common Stock (the "TRANSFER AGENT") and every subsequent transfer agent for any shares of the Company's Capital Stock issuable upon the exercise of any of the rights of purchase aforesaid will be irrevocably authorized and directed at all times to reserve such number of authorized shares as shall be required for such purpose. The Company will keep a copy of this Agreement on file with the Transfer Agent and with every subsequent transfer agent for any shares of the Company's Capital Stock issuable upon the exercise of the rights of purchase represented by the Warrants. The Company will supply such Transfer Agent with duly executed certificates for such purposes and will provide or otherwise make available any cash which may be payable as provided in Section 7 hereof. The Company will furnish such Transfer Agent a copy of all notices of adjustments, and certificates related thereto, transmitted to each Holder pursuant to
Section 12 hereof.

                  (c) The Company covenants that all Warrant Shares which may be issued upon exercise of Warrants will, upon issue, be fully paid, nonassessable, free of preemptive rights and free from all taxes, liens, charges and security interests with respect to the issuance thereof.

                  (d) The Company shall use its reasonable best efforts (including, if necessary, obtaining an amendment to the Charter) to ensure that there remains a sufficient number of shares of Common Stock that are authorized under the Charter and unissued to satisfy the Company's obligations under this Agreement.

SECTION 6.        ADJUSTMENT OF NUMBER OF WARRANT SHARES ISSUABLE

         Each Warrant will initially be exercisable by the Holder thereof into one share of Common Stock. The number of Warrant Shares that may be purchased upon the exercise of each Warrant will be subject to adjustment from time to time upon the occurrence of the events enumerated in this Section 6.

                  (a) ADJUSTMENTS FOR CHANGE IN COMMON STOCK. If at any time after the date of this Agreement the Company:

                           (i)      pays a dividend or makes a distribution  on
its Common Stock in shares of its Common Stock;

                           (ii)     subdivides or reclassifies  its outstanding
shares of Common Stock into a greater number of shares;

                           (iii)    combines or  reclassifies  its  outstanding
shares of Common Stock into a smaller number of shares;

                           (iv)     issues by  reclassification  of its  Common
Stock any Capital Stock of the Company (other than reclassifications arising solely as a result of a change in the par value or no par value of the Common Stock); or

                           (v)      pays a dividend or makes a distribution  on
its Common Stock in shares of its Capital Stock other than Common Stock;

then the number of Warrant Shares for which each Warrant may be exercised immediately prior to such action shall be proportionately adjusted upon the occurrence of such event (and any other appropriate actions shall be taken by the Company) so that the Holder of any Warrant thereafter exercised may receive the aggregate number and kind of shares of Capital Stock of the Company that such Holder would have owned immediately following such action if such Warrant had been exercised immediately prior to such action. If upon exercise of a Warrant after an adjustment to the number of Warrant Shares for which each Warrant may be exercised pursuant to clauses (iv) or (v) of this Section 6(a), the Holder of such Warrant may receive shares of two or more classes or series of equity of the Company, the exercise rights and the number of shares of each class of Capital Stock for which each Warrant may be exercised shall thereafter be subject to further adjustment on terms comparable to those applicable to the Common Stock in this Section 6. The adjustment pursuant to this Section 6(a) shall be made successively each time that any event listed in this Section 6(a) above shall occur. The adjustment shall become effective immediately after the record date in the case of a dividend or distribution and immediately after the effective date in the case of a subdivision, combination or reclassification.

                  (b) ADJUSTMENTS FOR ISSUANCES. In case the Company shall issue Common Stock or Convertible Securities for a consideration per share of Common Stock (determined in the case of such Convertible Securities, by dividing (x) the total amount receivable by the Company in consideration of the sale and issuance of such Convertible Securities, plus the total consideration payable to the Company upon exercise, conversion or exchange thereof, by (y) the total number of shares of Common Stock covered by such Convertible Securities) less than either the (i) Dilution Price or (ii) Current Market Price (determined as provided in Section 6(e)), the number of Warrant Shares for which each Warrant may be exercised shall be determined by multiplying the number of Warrant Shares issuable immediately prior to the close of business on the date on which the Company fixes the offering price of such additional shares by a fraction (not less than one) of which the numerator shall be the number of shares of Common Stock outstanding immediately after giving effect to such issuance (and assuming that such Convertible Securities had been fully exercised or converted, as the case may be, but determined without giving effect to the adjustment in this Section 6(b)) and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date on which the Company fixes the offering price of such Common Stock or Convertible Securities plus a number of shares of Common Stock determined by dividing the aggregate consideration received by or payable to the Company for the additional shares of Common Stock so issued or sold or to be issued, purchased or subscribed for upon exercise of such Convertible Securities by the greater of the Dilution Price or the Current Market Price (determined as provided in Section 6(e)) based on the date on which the Company fixes the offering price of such additional shares. The adjustment pursuant to this Section 6(b) shall be made successively each time that any event listed in this Section 6(b) above shall occur and shall be effective immediately after the issuance of such Common Stock or Convertible Securities.

                  (c) SUPERSEDING ADJUSTMENT. If, at any time (x) after any adjustment in the number of shares issuable upon exercise of the Warrants shall have been made pursuant to Section 6(b) on the basis of the issuance of Convertible Securities or (y) after new adjustments in the number of shares issuable upon exercise of the Warrants shall have been made pursuant to this
Section 6(c):

                          (i)       the  right  of   conversion,   exercise  or
exchange in such Convertible Securities shall expire, and the right of conversion, exercise or exchange in respect of any or all of such Convertible Securities shall not have been exercised; and/or

                           (ii)     the  consideration  per share for which, or
the number of, shares of Common Stock issuable pursuant to the terms of such Convertible Securities shall be increased or decreased by virtue of provisions therein or by virtue of the conversion rate or exchange rate of such security being changed upon the arrival of a specified date or the happening of a specified event or by agreement between the Company and the holders of such securities;

such previous adjustment shall be rescinded and annulled. Thereupon, a recomputation shall be made of the effect of such rights, options or warrants, or convertible or exchangeable securities on the basis of:

                                    (A)      treating  the  number of shares of
Common Stock, if any, theretofore actually issued or issuable pursuant to the previous exercise of such right of conversion, exercise or exchange as having been issued on the date or dates of such exercise and for the consideration actually received and receivable therefor, and treating the Convertible Securities that have expired and have not been exercised as if such securities had not been issued; and

                                     (B)     with respect to  securities  as to
which the consideration per share of Common Stock or the number of shares of Common Stock issuable has been changed, treating any such Convertible Securities that then remain outstanding as having been granted or issued immediately after the time of such increase or decrease for the consideration per share for which shares of Common Stock are issuable under such Convertible Securities;

and in each such case, a new adjustment in the number of Warrant Shares issuable upon exercise of the Warrants shall be made, which new adjustment shall supersede the previous adjustment so rescinded and annulled. No adjustment in the number of Warrant Shares issuable upon exercise of the Warrants pursuant to this Section 6(c) shall change the number of or otherwise affect any shares of Common Stock issued prior to such adjustment upon exercise of the Warrants.

                  (d) ADJUSTMENT FOR OTHER DISTRIBUTIONS(i) . In case at any time or from time to time the Company shall distribute to any holder of its Common Stock in respect of such shares any dividend or other distribution (collectively, a "DISTRIBUTION") of (x) cash; (y) any evidences of its indebtedness (other than Convertible Securities to the extent an adjustment is made as required by Section 6(a)), any shares of its Capital Stock (other than shares of Common Stock or, to the extent an adjustment is made as required by
Section 6(a), Convertible Securities) or any other securities or property of any nature whatsoever; or (z) any options, warrants or other rights to subscribe for or purchase any evidences of its indebtedness (other than Convertible Securities to the extent an adjustment is made as required by
Section 6(a)), shares of its Capital Stock (other than shares of Common Stock or, to the extent an adjustment is made as required by Section 6(a), Convertible Securities) or any other securities or property of any nature whatsoever; then, and in each such case, in consideration of the Lenders entering into the Credit Agreement, such Holder shall be entitled to receive upon the making of such Distribution and without further payment, the cash, evidences of indebtedness, shares of Capital Stock, other securities or property, options, warrants and/or other rights (or any portion thereof) to which such Holder would have been entitled by way of such Distribution as if such Holder had fully exercised such Holder's Warrant(s) immediately prior to such Distribution.

                  (e) CURRENT MARKET PRICE. For the purpose of any computation under this Section 6, the current market price (the "CURRENT MARKET PRICE") per share of Common Stock or any other security of the Company (the "APPLICABLE SHARE") on any date shall be deemed to be (i) if the security is registered under the Exchange Act and is being sold in a firm commitment underwritten public offering registered under the Securities Act, the public offering price of such security set forth on the cover page of the prospectus relating to such offering or (ii) if the security is otherwise registered under the Exchange Act, the average of the daily closing prices of such Applicable Share on the principal national securities exchange on which the Applicable Shares are listed or admitted to trading or, if the Applicable Shares are not so listed, the average daily closing bid prices of such Applicable Shares on the NASDAQ Stock Market if the Applicable Shares are quoted thereon, or if not quoted on the NASDAQ Stock Market, the average of the closing bid and asked prices in the over-the-counter market as furnished by the NASDAQ Stock Market or any New York Stock Exchange member firm selected from time to time by the Company for that purpose, in any such case, for the 20 consecutive trading days ending on the fifth trading day before the date in question. If, on any date on which computation of the Current Market Price is to be made hereunder, the Applicable Shares are not so listed or quoted on a national securities exchange, the NASDAQ Stock Market or the over-the-counter market (or if the market price is not determinable for at least ten trading days in such period), the Current Market Price shall be the Fair Value of the Applicable Shares.

         "DILUTION PRICE" means, with respect to each share of Common Stock, $5.30, subject to appropriate adjustments for the events described in Sections 6(a) and 6(h).

         "FAIR VALUE" means, at any date of determination, the value per Applicable Share, determined in good faith by the Board of Directors and certified in a board resolution, taking into account the most recently completed arms-length transaction between the Company and a Person other than an Affiliate of the Company; PROVIDED, HOWEVER, that if the Holders of at least 33% of the Warrant Shares issued or issuable upon exercise of the Warrants request that the Company obtain an opinion of a nationally recognized investment banking firm chosen by the Company (who shall bear the expense) and reasonably acceptable to such requesting Holders, then Fair Value shall be as determined by such investment banking firm.

                 (f) NO AMENDMENTS. The Company (i) will take all such action as may be necessary or appropriate in order that the Company may validly and legally issue Common Stock on the exercise of the Warrants from time to time outstanding and (ii) will not take any action that results in any adjustment of the number of Warrant Shares if the total number of shares of Common Stock issuable after the action upon the exercise of all of the Warrants would exceed the total number of shares of Common Stock then authorized by the Charter and available for the purposes of issue upon such exercise.

                  (g) NO ADJUSTMENT OF WARRANT SHARE NUMBER IN CERTAIN CASES. Notwithstanding anything to the contrary contained in any provision of this Agreement, no adjustment of the number of Warrant Shares issuable upon exercise of the Warrant shall be made:

                          (i)       upon the issuance or sale of the Warrants;

                          (ii)      upon the  conversion,  exercise or exchange
of any Convertible Security; or

                          (iii)     upon the  issuance of up to 920, 902 shares
(as adjusted for stock splits, combinations and other transactions substantially similar to those described in Section 6(a) above, "PLAN SHARES") in the aggregate of restricted or other Common Stock for compensation or incentive purposes in accordance with the Plans; or

                          (iv)      if the amount of said  adjustment  shall be
less than 1% of the number of Warrant Shares issuable upon exercise of the Warrants immediately prior to such adjustment; PROVIDED, HOWEVER, that in such case any adjustments that would otherwise have been required to be made shall be carried forward and shall be made at the earlier of (i) time of and together with the next subsequent adjustment which, together with any adjustment(s) so carried forward, amounts to at least 1% and (ii) upon (and immediately prior to) exercise of any of the Warrants.

                 (h)       CONSOLIDATION, MERGER, REORGANIZATION OR
                           RECAPITALIZATION.

                           (i)      In case at any time the Company  shall be a
party to any transaction (including, without limitation, a merger, consolidation, sale of all or substantially all of the Company's assets, liquidation or recapitalization of the Common Stock, not subject to adjustment under any of Sections 6(a) through (d)) in which the previously outstanding Common Stock shall be converted or changed into or exchanged for different securities of the Company or Common Stock or other securities of another corporation or interests in a non-corporate Person or other property (including cash) or any combination of the foregoing (each such transaction being herein called an "ADJUSTMENT TRANSACTION"), then the Company shall use reasonable best efforts to have lawful and adequate provision made so that each Holder of a Warrant, upon the exercise thereof at any time on or after the consummation of the Adjustment Transaction, shall be entitled to receive, and such Warrant shall thereafter represent the right to receive, in lieu of the Warrant Shares issuable upon such exercise prior to such consummation, the securities, cash or other property to which such Holder would have been entitled upon consummation of the Adjustment Transaction if such Holder had exercised such Warrant into Warrant Shares immediately prior thereto (subject to adjustments from and after the consummation date as nearly equivalent as possible to the adjustments provided for in this Section 6). To the extent such Warrant remains outstanding after such Adjustment Transaction, the foregoing provisions of this Section 6(h) shall similarly apply to successive mergers, consolidations, sales of assets, liquidations and recapitalizations.

                           (ii)     In case at any time the Company  shall be a
party to any transaction (by way of merger or otherwise) which contemplates a sale of all of the Capital Stock of the Company, the Company shall, if requested by any Holder, use its reasonable efforts to cause such transaction to be structured in a manner that requires the purchaser(s) to purchase the Warrants from such Holder at a price equal to the consideration such Holder would have received had it exercised the Warrants immediately prior to the consummation of such transaction less the exercise price of such Warrants.

                  (i)      CONSIDERATION   RECEIVED.   For   purposes   of  any
computation respecting consideration received pursuant to this Section 6, the following shall apply:

                           (i)      in the case of the  issuance  of  shares of
Common Stock for cash, the consideration shall be the amount of such cash; provided, that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issue or otherwise in connection therewith;

                           (ii)     in the case of the  issuance  of  shares of
Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the value thereof as determined in good faith by the Board of Directors and certified in a board resolution; and

                           (iii)    in the case of the issuance of  Convertible
Securities, the aggregate consideration received therefor shall be deemed to be the consideration received by the Company for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Company upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in clauses (i) and (ii) of this
Section 6(i)).

                  (j) FORM OF WARRANTS. Irrespective of any adjustments in the number of Warrant Shares for which each Warrant may be exercised or kind of shares or other assets purchasable upon the exercise of the Warrants, Warrants theretofore or thereafter issued may continue to express the same price and number and kind of shares or other assets as are stated in the Warrants initially issuable pursuant to this Agreement.

                  (k) NO DILUTION OR IMPAIRMENT. If, at any time or from time to time after the issuance of the Warrants but prior to the exercise or conversion thereof, (i) the Company shall take any action which (A) affects the Common Stock and (B) is similar to, or has an effect similar to, any of the actions described in any of Sections 6(a), (b), (c) or (d) (but not including any action described in any such Section) and (ii) the Board of Directors in good faith determines that it would be equitable under such circumstances to adjust the number of Warrant Shares for which each Warrant may be exercised as a result of such action, then, and in each such case, such number of Warrant Shares shall be adjusted in such manner and at such time as the Board of Directors in good faith determines would be equitable under such circumstances, which determination shall be certified in a board resolution, a certified copy of which shall be mailed by the Company to the Holders.

SECTION 7.        FRACTIONAL INTERESTS

         The Company shall not issue fractional Warrant Shares on the exercise of Warrants. If more than one Warrant shall be presented for exercise in full at the same time by the same Holder, the number of full Warrant Shares which shall be issuable upon the exercise thereof shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of the Warrants so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 7, be issuable on the exercise of any Warrants (or specified portion thereof), the Company shall pay an amount in cash equal to the Fair Value per Warrant Share, as determined on the day immediately preceding the date the Warrant is presented for exercise, multiplied by such fraction, computed to the nearest whole United States cent.

SECTION 8.        REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to the Purchasers as of the date of this Agreement as follows:

                  (a) POWER AND AUTHORITY. The Company has all requisite corporate power and authority to execute and deliver this Agreement, the Warrant Certificates and the Registration Rights Agreement in the form attached hereto as EXHIBIT D (the "REGISTRATION RIGHTS AGREEMENT" and together with the Voting Agreement in the form attached hereto as EXHIBIT E, the "VOTING AGREEMENT", THE RELATED AGREEMENTS), to issue and sell the Warrants and the Warrant Shares, and to carry out the provisions of this Agreement, the Warrant Certificates and the Related Agreements.

                  (b)      CAPITALIZATION.

                           (i)      The   authorized   Capital   Stock  of  the
Company, as of the Closing Date, shall consist of 12,000,000 shares of Common Stock, 8,756,959 shares of which are issued and 8,424,413 shares of which are outstanding. Except as noted in the foregoing, there are no outstanding shares of Capital Stock or voting securities of the Company.

                           (ii)     Under the  Company's  1994  Stock  Plan and
2003 Stock Option Plan and Incentive Equity Plan (the "PLANS"), an aggregate of 1,250,000 shares of Common Stock have been reserved for issuance thereunder pursuant to which (i) 263,598 shares have been issued pursuant to restricted stock purchase agreements, (ii) options to purchase 65,500 shares have been granted and are currently outstanding, (iii) no stock appreciation rights have been granted, and (iv) 920,902 shares of Common Stock remain available for future issuance to officers, directors, employees and consultants of the Company. Neither the Company nor any of its predecessors has made any representations regarding equity incentives to any officer, employee, director, member or consultant that are inconsistent with this Section 8(b), including without limitation, Section 8(b)(iii).

                           (iii)    Other  than  (A) as  described  in  Section
8(b)(ii) hereto, (B) the shares reserved for issuance under the Plans, (C) as may be set forth in the Charter or the Amended and Restated Code of Regulations of the Company and (D) as may be granted pursuant to this Agreement, the Warrant Certificates and the Related Agreements, there are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal), proxy or stockholder agreements, or agreements of any kind for the purchase or acquisition from the Company of, or obligating the Company to issue, redeem, repurchase or otherwise acquire, any of its securities. All preemptive rights or other participation rights have been properly waived or complied with, with respect to all prior issuances of the Company's Capital Stock and there are no such preemptive or other participation rights applicable with respect to the issuance of the Warrants or the Warrant Shares issuable upon exercise of the Warrants.

                           (iv)     All  issued and  outstanding  shares of the
Company's Capital Stock (A) have been duly authorized and validly issued and are fully paid and nonassessable and (B) were issued in compliance with all applicable state and federal laws concerning the issuance of securities.

                           (v)      The  Warrant  Shares  have  been  duly  and
validly reserved for issuance. The Warrants have been, and when issued in compliance with the provisions of this Agreement, the Warrant Certificates and the Charter, the Warrant Shares will be, validly issued, fully paid and nonassessable, and will be free of any liens or encumbrances other than liens and encumbrances pursuant to actions taken by the holder of such Warrants or Warrant Shares or pursuant to this Agreement, the Amended and Restated Code of Regulations of the Company or the Related Agreements; PROVIDED, HOWEVER, that the Warrants and the Warrant Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein or as otherwise required by such laws at the time a transfer is proposed.

                  (c) AUTHORIZATION; BINDING OBLIGATIONS. All corporate action on the part of the Company, its officers, directors and stockholders necessary for the authorization of this Agreement, the Warrant Certificates and the Related Agreements, the performance of all obligations of the Company hereunder and thereunder, and the authorization, sale, issuance and delivery of the Warrants and the Warrant Shares pursuant hereto has been taken. This Agreement, the Warrant Certificates and the Related Agreements, when executed and delivered, will be valid and binding obligations of the Company enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (ii) as limited by general principles of equity that restrict the availability of equitable remedies, and
(iii) to the extent that the enforceability of the indemnification provisions herein or in the Registration Rights Agreement may be limited by applicable laws.

                  (d) COMPLIANCE WITH OTHER INSTRUMENTS; NONCONTRAVENTION. The execution, delivery and performance of and compliance with this Agreement, the Warrant Certificates and the Related Agreements, and the issuance and sale of the Warrants and the Warrant Shares pursuant hereto do not and will not, with or without the passage of time or giving of notice, (A) violate the organizational documents of the Company or any of its subsidiaries, (B) violate any applicable law, rule, regulation, judgment, injunction, order or decree, including, without limitation the rules promulgated by NASDAQ, (C) require any consent or other action by any Person under, or be in conflict with or constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of its subsidiaries or the loss of any material benefit to which the Company or any of its subsidiaries is entitled under any provision described in clause
(ii) above, or (D) result in the creation of any mortgage, pledge, lien, encumbrance or charge upon any of the properties or assets of the Company or any of its subsidiaries or the suspension, revocation, impairment, forfeiture or nonrenewal of any permit, license, authorization or approval applicable to the Company, any of its subsidiaries, their respective businesses or operations or any of their respective assets or properties.

                  (e) GOVERNMENTAL AUTHORIZATIONS; THIRD PARTY CONSENTS. No orders, permissions, consents, approvals or authorizations of any governmental authority or other Person are required to be obtained and no registrations or declarations are required to be filed in connection with the execution and delivery of this Agreement, the Warrant Certificates, the Related Agreements or the issuance of the Warrants or the Warrant Shares, except such as have been duly and validly obtained or filed, or with respect to any filings that must be made after the Closing Date, as will be filed in a timely manner.

                  (f) OFFERING VALID. Assuming the accuracy of the representations and warranties of the Purchasers contained in Section 9 hereof, the offer, sale and issuance of the Warrants and the Warrant Shares will be exempt from the registration requirements of the Securities Act and will have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws. Neither the Company nor any agent on its behalf has solicited or will solicit any offers to sell or has offered to sell or will offer to sell all or any part of the Warrants or Warrant Shares to any Person so as to bring the sale of such Warrants or Warrant Shares by the Company within the registration provisions of the Securities Act or any state securities laws.

                  (g) ANTI DILUTION PROTECTION. The execution and delivery of this Agreement and the issuance of the Warrant Shares will not result in (i) any holder of Capital Stock having any rights to purchase or receive additional or other securities or (ii) any adjustment to the conversion, exercise or exchange price of any Convertible Security.

SECTION 9.        REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

         Each Purchaser, severally and not jointly, hereby represents and warrants to the Company as of the date of this Agreement as follows:

                  (a) POWER AND AUTHORITY; AUTHORIZATION; BINDING OBLIGATIONS. Such Purchaser has all requisite power and authority to execute and deliver this Agreement and each of the Related Agreements to which it is a party and to carry out their provisions. All action on such Purchaser's part necessary for the authorization of this Agreement and the Related Agreements to which it is a party has been taken. This Agreement and the Related Agreements to which it is a party, when executed and delivered, will be valid and binding obligations of such Purchaser, enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (ii) as limited by general principles of equity that restrict the availability of equitable remedies, and (iii) to the extent that the enforceability of the indemnification provisions herein and Registration Rights Agreement may be limited by applicable laws.

                  (b) INVESTMENT REPRESENTATIONS. Such Purchaser understands that neither the Warrants nor the Warrant Shares have been registered under the Securities Act. Such Purchaser also understands that the Warrants and the Warrant Shares are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon such Purchaser's representations contained in this Agreement.

                           (i)      PURCHASER   BEARS   ECONOMIC   RISK.   Such
Purchaser has substantial experience in evaluating and investing in private placement transactions of securities in companies similar to the Company so that it is capable of evaluating the merits and risks of its investment in the Company and has the capacity to protect its own interests. Such Purchaser must bear the economic risk of this investment indefinitely unless the Warrants (or the Warrant Shares) are registered pursuant to the Securities Act, or an exemption from registration is available. Such Purchaser understands that except as otherwise contemplated by the Registration Rights Agreement, the Company has no present intention of registering the Warrants, the Warrant Shares or any shares of its Common Stock. Such Purchaser also understands that there is no assurance that any exemption from registration under the Securities Act will be available and that, even if available, such exemption may not allow such Purchaser to transfer all or any portion of the Warrants or the Warrant Shares under the circumstances, in the amounts or at the times such Purchaser might propose.

                           (ii)     DISTRIBUTION.  Such  Purchaser is acquiring
the Warrants and the Warrant Shares not with a view towards their distribution in violation of the Securities Act.

                           (iii)    ACCREDITED    INVESTOR.    Such   Purchaser
represents that it is an accredited investor within the meaning of Regulation D under the Securities Act.

                           (iv)     RULE 144. Such Purchaser  acknowledges  and
agrees that the Warrants, and, if issued, the Warrant Shares are "restricted securities" as defined in Rule 144 promulgated under the Securities Act as in effect from time to time and must be held indefinitely unless they are subsequently registered under the Securities Act or an exemption from such registration is available. Such Purchaser has been advised or is aware of the provisions of Rule 144, which permits limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things: the availability of certain current public information about the Company, the resale occurring following the required holding period under Rule 144 and the number of shares being sold during any three-month period not exceeding specified limitations.

                           (v)      RESIDENCE.   If   such   Purchaser   is  an
individual, then such Purchaser resides in the state or province identified in the address of such Purchaser set forth below its name on the signature page hereto. If such Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of such Purchaser in which its investment decision was made is or are located at the address or addresses of such Purchaser set forth below its name on SCHEDULE 2.1(A) hereto.

SECTION 10.       TRANSFER RESTRICTIONS

         The Warrants and the Warrant Shares are issued or issuable subject to the provisions and conditions contained in the Amended and Restated Code of Regulations of the Company, and every Holder by accepting the same agrees with the Company to such provisions and conditions.

SECTION 11.       INDEMNIFICATION

                  (a) The Company hereby indemnifies each Holder against and agrees to hold each of them harmless from any and all damage, loss (including diminution in value), liability and expense (including reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) ("DAMAGES"), incurred or suffered by such Holder arising out of any breach of representation or warranty made by the Company in this Agreement or any Related Agreements or breach of any covenant or agreement made or to be performed by the Company or any of its subsidiaries pursuant to this Agreement or any Related Agreements regardless of whether such Damages arise as a result of the negligence, strict liability or any other liability under any theory of law or equity of such Holder; PROVIDED, that if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such Damages which shall be permissible under applicable laws. In connection with the obligation of the Company to indemnify for fees and expenses as set forth above, the Company agrees to reimburse each Holder for all such fees and expenses (including reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) as they are incurred by such Holder and upon written notification to the Company specifying such fees and expenses in reasonable detail.

                  (b) The party seeking indemnification under this Section 11 (the "INDEMNIFIED PARTY") agrees to give prompt notice to the party against whom indemnity is sought (the "INDEMNIFYING PARTY") of the assertion of any claim or the commencement of any action against such Indemnified Party in respect of which indemnity may be sought under this Section 11. The omission of any Indemnified Party so to notify the Indemnifying Party of any such action shall not relieve the Indemnifying Party from any obligations which it may have to such Indemnified Party pursuant to this Section 11 unless, and only to the extent that, such omission results in the Indemnifying Party's forfeiture of substantive rights or defenses. The Indemnifying Party shall have the right, upon written notice to the Indemnified Party admitting the Indemnifying Party's obligation to indemnify the Indemnified Party with respect to such action, to assume the control of the defense of such action at its own expense and using counsel selected by the Indemnifying Party and reasonably satisfactory to such Indemnified Party. If the Indemnifying Party so assumes the defense of any such action, the Indemnified Party shall reasonably cooperate in such action and may retain separate counsel to participate in (but not control) the defense, but the fees and expenses of such counsel will be at the expense of the Indemnified Party unless the Indemnified Party has defenses available to it which are materially different from those available to the Indemnifying Party. The Indemnifying Party shall not be liable under this Section 11 for any settlement effected without its consent of any action in respect of which indemnification may be sought hereunder. The Indemnifying Party shall not settle any action of which it has assumed control of the defense under this Section 11(b) without the Indemnified Party's consent, which will not be unreasonably withheld or delayed if such settlement involves only the payment of money by the Indemnifying Party and a full release is provided to the Indemnified Party. The rights accorded to Indemnified Parties hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise.

SECTION 12.       NOTICES TO HOLDERS

                  (a) Upon any adjustment pursuant to Section 6 hereof, the Company shall promptly thereafter cause to be sent to the Holders, a certificate setting forth the kind and amount of Warrant Shares (or portion thereof) issuable after such adjustment, upon exercise of a Warrant and payment of the Exercise Price, which certificate shall be conclusive evidence of the correctness of the matters set forth therein absent manifest error. Where appropriate, such notice may be given in advance and included as a part of the notice required to be mailed under the other provisions of this Section 12.

                  (b)      In case:

                           (i)      the Company shall authorize the issuance to
all holders of shares of Common Stock of rights, options or warrants to subscribe for or purchase shares of Common Stock or of any other subscription rights or warrants;

                           (ii)     the    Company    shall    authorize    the
distribution to all holders of shares of Common Stock of evidences of its indebtedness or assets;

                           (iii)    of any consolidation or merger to which the
Company is a party and for which approval of any stockholders of the Company is required, or of the conveyance or transfer of the properties and assets of the Company substantially as an entirety, or of any reclassification or change of Common Stock issuable upon exercise of the Warrants (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or combination), or a tender offer or exchange offer for shares of Common Stock;

                           (iv)     of    the    voluntary    or    involuntary
dissolution, liquidation or winding up of the Company; or

                           (v)      the  Company  proposes  to take any  action
(other than actions of the character described in Section 6(a) hereof) which would require an adjustment of the kind and amount of Warrant Shares for which each Warrant may be exercised pursuant to Section 6 hereof;

then the Company shall send to each of the Holders, promptly following the applicable record date hereinafter specified, or promptly in the case of events for which there is no record date, by first-class mail, postage prepaid, a written notice stating (x) the date as of which the holders of record of shares of Common Stock to be entitled to receive any such rights, options, warrants or distribution are to be determined, (y) the initial expiration date set forth in any tender offer or exchange offer for shares of Common Stock, or (z) the date on which any such consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up is expected to become effective or consummated, and the date as of which it is expected that holders of record of shares of Common Stock shall be entitled to exchange such shares for securities or other property, if any, deliverable upon such reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up. The failure to give the notice required by this Section 12 or any defect therein shall not affect the legality or validity of any distribution, right, option, warrant, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any action.

                  (c) Notices shall be sent by first-class mail, postage prepaid to Holders at his, her or its address appearing on the Warrant register.

                  (d) Nothing contained in this Agreement or in any of the Warrant Certificates shall be construed as conferring upon the Holders the right to vote or to consent or to receive notice as stockholders in respect of the meetings of stockholders or the election of directors of the Company or any other matter, or any rights whatsoever as stockholders of the Company.

SECTION 13.       NOTICES TO COMPANY

         Any notice or demand authorized by this Agreement to be given or made by the Holder of any Warrant to or on the Company shall be sufficiently given or made when received if deposited in the mail, first class or registered, postage prepaid, addressed (until another address is sent by the Company to the Holders) as follows:

                           Dominion Homes, Inc.
                           500 Tuttle Crossing Blvd.
                           Dublin, Ohio 43016-5555
                           Attention:  Christine A. Murry, Esq.

                  With a copy to:

                           Squire, Sanders & Dempsey L.L.P.
                           1300 Huntington Center
                           14 South High Street
                           Columbus, OH 43215
                           Attention:  Patrick J. Dugan, Esq.
                                       Donald W. Hughes, Esq.


         In case the Company shall fail to maintain such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations may be made and notices and demands may be served at the principal office of the Warrant Registrar.

SECTION 14.       SUPPLEMENTS AND AMENDMENTS

         Any supplement or amendment to this Agreement shall require the written consent of the Company and the Holders of a majority of the then outstanding Warrants (excluding Warrants held by the Company), PROVIDED THAT, such consent includes the consent of Silver Oak Capital, L.L.C. ("SILVER OAK") and SPCP Group, L.L.C. ("SPCP")(so long as at the time, each of Silver Oak and SPCP, as applicable, individually hold at least 15% of the Warrants. The consent of each Holder shall be required for any amendment to this Section 14.

SECTION 15.       CERTAIN AMENDMENTS

         The Company will not amend, modify or change any provision of its Charter, Code of Regulations or the terms of any class or series of its Capital Stock to the extent that such amendment, modification or change would have a disproportionate, adverse effect on the Holders as compared to any other holder of Common Stock of the Company.

SECTION 16.       SUCCESSORS

         All the covenants and provisions of this Agreement by or for the benefit of the Company shall bind and inure to the benefit of its successors and assigns hereunder including, without limitation and without the need for an express assignment, subsequent Holders.

SECTION 17.       TERMINATION

                  (a) This Agreement shall terminate at 5:00 p.m., New York City time on December 31, 2016 or on any earlier date if all Warrants have been exercised and will terminate as to any Warrants that have been exercised; PROVIDED, that Sections 10, 11, 18, 19, 20 and 21 shall survive the termination of this Agreement.

SECTION 18.       SURVIVAL

         The representations, warranties, agreements and other statements made by each of the parties hereto set forth in this Agreement shall survive the Closing Date and remain in full force and effect thereafter.

SECTION 19.       GOVERNING LAW

         THE VALIDITY AND INTERPRETATION OF THIS AGREEMENT, AND THE TERMS AND CONDITIONS SET FORTH HEREIN, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY THEREIN, WITHOUT GIVING EFFECT TO ANY PROVISIONS THEREOF RELATING TO CONFLICTS OF LAW THAT WOULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

SECTION 20.       BENEFITS OF THIS AGREEMENT

         Nothing in this Agreement shall be construed to give to any Person other than the Company and the Holders any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company and the Holders. The Company agrees that those Holders who are not parties hereto shall be third-party beneficiaries to the agreements made hereunder by the Company, and each Holder shall have the right to enforce such agreements directly to the extent it deems enforcement necessary or advisable to protect its rights hereunder.

SECTION 21.       INTERPRETATION

         The parties hereto acknowledge and agree that (a) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement.

SECTION 22.       COUNTERPARTS

         This Agreement may be executed in any number of counterparts (including by facsimile) and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

                                          COMPANY:

                                          DOMINION HOMES, INC.


                                          By: /s/ William G. Cornely
                                              --------------------------------
                                              Name:  William G. Cornely
                                              Title: Chief Financial Officer,
                                              Senior Vice President of Finance





                  Signature Page to Warrant Purchase Agreement

                                         SIGNATURE PAGE TO WARRANT PURCHASE
                                         AGREEMENT, DATED AS OF DECEMBER 29,
                                         2006 (THIS "AGREEMENT"), BY AND
                                         AMONG DOMINION HOMES, INC., A
                                         DELAWARE CORPORATION AND THE
                                         PURCHASERS LISTED ON THE SIGNATURE
                                         PAGES HERETO.


         To approve this Agreement as a Purchaser:

Purchaser:  SILVER OAK CAPITAL, L.L.C.


            By: /s/ Jed A. Hart
                ----------------------------
                Name:   Jed A. Hart
                Title:  Authorized Signatory

Purchaser:  SPCP GROUP, L.L.C.


            By: /s/ Richard Petrilli
                ----------------------------
                Name:   Richard Petrilli
                Title:  Authorized Signatory






                  Signature Page to Warrant Purchase Agreement

                                    EXHIBIT A

                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                 OF THE COMPANY

              Filed as Exhibit 4.A.3 to the S-8 filed on 05/09/1997

             AMENDED AND RESTATED CODE OF REGULATIONS OF THE COMPANY

              Filed as Exhibit 3.2 to the 10-Q filed on 08/11/2000

                                    EXHIBIT B

                           FORM OF WARRANT CERTIFICATE

                                     [Face]

         PRIVATE PLACEMENT LEGEND. Each Warrant issued pursuant to an exemption from the registration requirements of the Securities Act shall bear the following legend on the face thereof:

         "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION. NEITHER THIS SECURITY NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE REOFFERED, SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION.

         IN CONNECTION WITH ANY TRANSFER, IF REASONABLY REQUESTED BY THE ISSUER THE HOLDER SHALL DELIVER TO THE ISSUER AN OPINION OF COUNSEL, IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE ISSUER, TO THE EFFECT THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND/OR APPLICABLE STATE SECURITIES LAW IS AVAILABLE AND SUCH CERTIFICATES AND OTHER INFORMATION AS THE ISSUER MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS."

No. [________]
[________] Warrants

                               Warrant Certificate

                              DOMINION HOMES, INC.

         This Warrant Certificate certifies that [ ]., or its registered assigns, is the registered holder of Warrants expiring December 31, 2016 (the "WARRANTS") to purchase Common Stock, no par value, (the "COMMON STOCK"), of Dominion Homes, Inc., a Delaware corporation (the "THE COMPANY"). This Warrant entitles the registered holder upon exercise at any time until 5:00 p.m. New York City time on December 31, 2016 to receive from the Company [ ] fully paid and nonassessable shares of Common Stock (the "WARRANT SHARES") at the exercise price (the "EXERCISE PRICE") of $0.01 per share payable upon surrender of this Warrant Certificate and payment of the Exercise Price to the Company, but only subject to the conditions set forth herein and in the Warrant Purchase Agreement referred to on the reverse hereof. The number of Warrant Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Purchase Agreement.

         No Warrant may be exercised after 5:00 p.m., New York City time on December 31, 2016, and to the extent not exercised by such time such Warrants shall become void.

         Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

         This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York.

         IN WITNESS WHEREOF, Dominion Homes, Inc. has caused this Warrant Certificate to be signed below.


Dated: December 29, 2006
                                                 DOMINION HOMES, INC.


                                                 By: _______________________
                                                     Name:
                                                     Title:

                        [Reverse of Warrant Certificate]

         The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants expiring at 5:00 p.m. New York City time on December 31, 2016 entitling the holder on exercise to receive shares of Common Stock and are issued or to be issued pursuant to a Warrant Purchase Agreement, dated as of December 29, 2006 (the "WARRANT PURCHASE AGREEMENT"), by and among the Company and the Purchasers named therein, which Warrant Purchase Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Company and the holders (the words "holders" or "holder" meaning the registered holders or registered holder) of the Warrants. A copy of the Warrant Purchase Agreement may be obtained by the holder hereof upon written request to the Company.

         Warrants may be exercised at any time on or before 5:00 p.m. New York City time on December 31, 2016. In order to exercise all or any of the Warrants represented by this Warrant Certificate, the holder must deliver to the Company at the address set forth in Section 13 of the Warrant Purchase Agreement this Warrant Certificate and the form of election to purchase on the reverse hereof duly filled in and signed, and upon payment to the Company of the Exercise Price, for the number of Warrant Shares, as adjusted as provided in the Warrant Purchase Agreement, in respect of which such Warrants are then exercised.

         The Warrant Purchase Agreement provides that upon the occurrence of certain events the number of Warrant Shares that may be purchased upon the exercise of each Warrant may, subject to certain conditions, be adjusted. If such number is adjusted, the Warrant Purchase Agreement provides that the number of shares of Common Stock issuable upon the exercise of each Warrant shall be adjusted. The Company shall not issue fractional shares of Common Stock. In lieu of fractional shares, the Company will pay the cash value thereof determined as provided in the Warrant Purchase Agreement.

         Warrant Certificates, when surrendered to the Company by the holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Purchase Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

         Upon due presentation for registration of transfer of this Warrant Certificate to the Company, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Purchase Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

         The Company may deem and treat the holder(s) thereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and the Company shall not be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a stockholder of the Company.

                         [Form of Election to Purchase]

                    (To Be Executed Upon Exercise Of Warrant)

         The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive ____________ shares of Common Stock, and herewith tenders payment for such shares [to the order of Dominion Homes, Inc., in the amount of $____________] [by tendering Warrants as set forth in Section 3(b) of the Warrant Purchase Agreement, equal to the Exercise Price] in accordance with the terms hereof. The undersigned requests that a certificate for such shares be registered in the name of ____________, whose address is ____________ and that such shares be delivered to ____________, whose address is ____________. If said number of shares is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares be registered in the name of ____________, whose address is ____________, and that such Warrant Certificate be delivered to ____________, whose address is ____________.


         _________________________
         Signature

Date:  ____________

                                    EXHIBIT C

                         FORM OF CERTIFICATE OF TRANSFER


Dominion Homes, Inc.
[________]
[________]
Attention:  [________]


         Re: Warrants

         Reference is hereby made to the Warrant Purchase Agreement, dated as of December 29, 2006 (the "WARRANT PURCHASE AGREEMENT"), by and among Dominion Homes, Inc., as issuer ("THE COMPANY") and the Purchasers named therein. Capitalized terms used but not defined herein shall have the meanings given to them in the Warrant Purchase Agreement.

         ____________, (the "TRANSFEROR") owns and proposes to transfer the Warrant[s] or interest in such Warrant[s] specified in ANNEX A hereto, in the amount of ____________ in such Warrant[s] or interests (the "TRANSFER"), to ____________ (the "TRANSFEREE"). In connection with the Transfer, the Transferor hereby certifies the Transfer is being effected pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States.

         This certificate and the statements contained herein are made for the benefit of the Company.


                           [Insert Name of Transferor]


                            By: ____________________
                                                     Name:
                                                     Title:


Dated:   ____________

                                    EXHIBIT D

                      FORM OF REGISTRATION RIGHTS AGREEMENT


         REGISTRATION RIGHTS AGREEMENT (the "AGREEMENT"), dated as of December 29, 2006, between DOMINION HOMES, INC., an Ohio corporation (the "COMPANY"), and the Purchasers listed on the signature pages hereto (the "PURCHASERS").

         1. BACKGROUND. Pursuant to a Warrant Purchase Agreement, dated as of December 29, 2006, by and among the Company and the Purchasers (the "WARRANT PURCHASE AGREEMENT"), the Purchasers have agreed to purchase from the Company, and the Company has agreed to issue to the Purchasers, warrants (the "WARRANTS") to purchase up to an aggregate of 1,538,235 shares of the Company's Common Stock, no par value (the "COMMON STOCK"). Capitalized terms used herein but not otherwise defined shall have the meanings given them in the Warrant Purchase Agreement.

         2.       REGISTRATION

                  2.1      REGISTRATION ON REQUEST.

                           (a)      REQUEST. At any time, or from time to time,
one or more holders (the "INITIATING Holders") of 20% or more of the total number of shares of Common Stock issued or issuable upon exercise of the Warrants, may, upon written request, require the Company to effect the registration under the Securities Act of any Registrable Securities held by such Initiating Holders. The Company promptly will give written notice of such requested registration to all other holders of Registrable Securities who may join in such registration, and thereupon the Company will use its best efforts to effect, at the earliest possible date, the registration under the Securities Act, of

                                    (i)      the  Registrable  Securities  that
         the Company has been so requested to register by such Initiating Holders, and

                                    (ii)     all other  Registrable  Securities
         that the Company has been requested to register by the holders thereof (such holders together with the Initiating Holders hereinafter are referred to as the "SELLING HOLDERS") by written request given to the Company within 30 days after the giving of such written notice by the Company, all to the extent requisite to permit the disposition of the Registrable Securities so to be registered.

                           (b)      REGISTRATION OF OTHER SECURITIES.  Whenever
the Company shall effect a registration pursuant to this Section 2.1, no securities other than Registrable Securities shall be included among the securities covered by such registration unless the Selling Holders of not less than 51% of all Registrable Securities to be covered by such registration shall have consented in writing to the inclusion of such other securities.

                           (c)      REGISTRATION STATEMENT FORM.  Registrations
under this Section 2.1 shall be on such appropriate registration form of the Commission as shall be reasonably selected by the Company.

                           (d)      EFFECTIVE    REGISTRATION    STATEMENT.   A
registration requested pursuant to this Section 2.1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until the earlier of (x) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (y) 180 days after the effective date of such registration statement, (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Holders and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders.

                           (e)      SELECTION OF UNDERWRITERS.  The underwriter
or underwriters of each underwritten offering of the Registrable Securities so to be registered shall be selected by the Selling Holders of not less than 51% of the Registrable Securities to be covered by such registration and shall be reasonably acceptable to the Company.

                           (f)      PRIORITY IN REQUESTED REGISTRATION.  If the
managing underwriter of any underwritten offering shall advise the Company in writing (and the Company shall so advise each Selling Holder of Registrable Securities requesting registration) that, in its opinion, the number of securities requested to be included in such registration exceeds the number that can be sold in such offering within a price range acceptable to the Selling Holders of 662/3% of the Registrable Securities requested to be included in such registration, the Company, except as provided in the following sentence, will include in such registration, to the extent of the number and type that the Company is so advised can be sold in such offering, Registrable Securities requested to be included in such registration, pro rata among the Selling Holders requesting such registration on the basis of the estimated gross proceeds from the sale thereof. If the total number of Registrable Securities requested to be included in such registration cannot be included as provided in the preceding sentence, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 331/3% of the Registrable Securities with respect to which registration has been requested and constituting not less than 662/3% of the Initiating Holders, shall have the right to withdraw the request for registration by giving written notice to the Company within 20 days after receipt of such notice by the Company and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof. In connection with any such registration to which this Section 2.1(f) is applicable, no securities other than Registrable Securities shall be covered by such registration.

                           (g)      LIMITATIONS  ON  REGISTRATION  ON  REQUEST.
Notwithstanding anything in this Section 2.1 to the contrary, in no event will the Company be required to (i) effect, in the aggregate, more than three registrations pursuant to this Section 2.1, (ii) effect more than one registration pursuant to this Section 2.1 within the 12-month period occurring immediately subsequent to the effectiveness (within the meaning of Section 2.1(d)) of a registration statement filed pursuant to this Section 2.1 or (iii) effect, any registrations required by Section 2.1 for Registrable Securities having an aggregate offering price of less than $5 (five) million dollars.

                           (h)      LISTING.  The Company  shall  list,  if the
Company meets the applicable listing requirements, the Registrable Securities subject to Section 2.1(a) on the National Market System of the Nasdaq Stock Market, or another of the national securities exchanges or automated quotation systems.

                           (i)      EXPENSES.   The   Company   will   pay  all
Registration Expenses (except for any underwriting commissions or discounts) in connection with any registration requested pursuant to this Section 2.1.

                  2.2      INCIDENTAL REGISTRATION.

                           (a)      RIGHT TO INCLUDE REGISTRABLE SECURITIES. If
the Company at any time proposes to register any shares of Common Stock or any securities convertible into Common Stock under the Securities Act by registration on any form other than Forms S-4 or S-8, whether or not for sale for its own account, it will each such time give prompt written notice to all registered holders of Registrable Securities of its intention to do so and of such holders' rights under this Section 2.2. Upon the written request of any such holder (a "REQUESTING HOLDER") made as promptly as practicable and in any event within 30 days after the receipt of any such notice, the Company will use its best efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by the Requesting Holders thereof; PROVIDED, HOWEVER, that prior to the effective date of the registration statement filed in connection with such registration, immediately upon notification to the Company from the managing underwriter of the price at which such securities are to be sold, if such price is below the price that any Requesting Holder shall have indicated to be acceptable to such Requesting Holder, the Company shall so advise such Requesting Holder of such price, and such Requesting Holder shall then have the right to withdraw its request to have its Registrable Securities included in such registration statement; PROVIDED, FURTHER, HOWEVER, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder of Registrable Securities and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to cause such registration to be effected as a registration under Section

2.1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

                           (b)      PRIORITY IN  INCIDENTAL  REGISTRATIONS.  If
the managing underwriter of any underwritten offering shall inform the Company by letter of its opinion that the number or type of securities requested to be included in such registration would materially adversely affect such offering, and the Company has so advised the Requesting Holders in writing, then the Company will include in such registration, to the extent of the number and type that the Company is so advised can be sold in (or during the time of) such offering, FIRST, all securities proposed by the Company to be sold for its own account, SECOND the Registrable Securities requested to be included in such registration pursuant to this Section 2.2 and any other securities requested to be included in such registration pursuant to the Shareholders Agreement, dated as of January 20, 1994, among the Company and the shareholders who are signatories thereto, pro rata among such Requesting Holders and such other shareholders, as the case may be, on the basis of the estimated proceeds from the sale thereof, and THIRD, all other securities proposed to be registered.

                           (c)      EXPENSES.   The   Company   will   pay  all
Registration Expenses (except for any underwriting commissions or discounts) in connection with any registration effected pursuant to this Section 2.2.

                  2.3      SHELF REGISTRATION

                           (a)      FILING   AND    EFFECTIVENESS    OF   SHELF
REGISTRATION. Upon written request of one or more holders of 20% or more of the total number of shares of Common Stock issued or issuable upon exercise of the Warrants, the Company shall file an "evergreen" shelf registration statement solely with respect to the Registrable Securities and pursuant to Rule 415 under the Securities Act (the "SHELF REGISTRATION") on Form S-3 (or any successor form). The Company shall use its best efforts to have the Shelf Registration declared effective as soon as practicable after such filing, and shall use its best efforts to keep the Shelf Registration effective and updated, from the date such Shelf Registration is declared effective until such time as all of the Registrable Securities shall cease to be Registrable Securities.

                           (b)      SUPPLEMENTS AND AMENDMENTS;  EXPENSES.  The
Company shall supplement or amend, if necessary, the Shelf Registration, as required by the instructions applicable to such registration form or by the Securities Act or as reasonably requested by the holders of (or any underwriter for) not less than 20% of the Registrable Securities and the Company shall furnish to the holders of the Registrable Securities to which the Shelf Registration relates copies of any such supplement or amendment prior to its being used and/or filed with the Commission. The Company shall pay all Registration Expenses in connection with the Shelf Registration, whether or not it becomes effective, and whether all, none or some of the Registrable Securities are sold pursuant to the Shelf Registration. In no event shall the Shelf Registration include securities other than Registrable Securities.

                           (c)      EFFECTIVE SHELF REGISTRATION  STATEMENT.  A
Shelf Registration pursuant to this Section 2.3 shall not be deemed to have been effected (i) unless a Shelf Registration has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Registrable Securities and until such time as all of such Registrable Securities have been disposed of under the Shelf Registration or (ii) if after it has become effective, the Shelf Registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the holders of Registrable Securities and has not thereafter become effective.

                  2.4      REGISTRATION PROCEDURES; OTHER TERMS.

                           (a)      PROCEDURES.  If and whenever the Company is
required to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1, 2.2, and 2.3, the Company will, unless provided otherwise in this Agreement, as expeditiously as possible:

                                    (i)      prepare  and (within 90 days after
         the end of the period within which requests for registration may be given to the Company or in any event as soon thereafter as practicable) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that the Company may discontinue any registration of its securities that are not Registrable Securities (and, under the circumstances specified in Section 2.2(a), its securities that are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

                                    (ii)     prepare    and   file   with   the
         Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until the earlier of (a) such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement and (b) 180 days after the effective date of such registration statement, except with respect to any registration statement filed pursuant to Rule 415 under the Securities Act, in which case the Company shall use its best efforts to keep the registration statement effective and updated, from the date such registration statement is declared effective until such time as all of the Registrable Securities cease to be Registrable Securities;

                                    (iii)    furnish   to   each    seller   of
         Registrable Securities covered by such registration statement, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act and each such amendment and supplement thereto (in each case including all exhibits), in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request;

                                    (iv)     use  its  best   efforts   (A)  to
         register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such States of the United States of America where an exemption is not available and as the sellers of Registrable Securities covered by such registration statement shall reasonably request, (B) to keep such registration or qualification in effect for so long as such registration statement remains in effect and (C) to take any other action that may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

                                    (v)      use its best  efforts to cause all
         Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to the seller or sellers of Registrable Securities to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

                                    (vi)     in the case of an  underwritten or
         "best efforts" offering, furnish at the effective date of such registration statement to each seller of Registrable Securities, and each such seller's underwriters, if any, a signed counterpart of:

                                             (A)      an opinion of counsel for
                  the Company, dated the effective date of such registration statement and, if applicable, the date of the closing under the underwriting agreement, and

                                             (B)      a "comfort" letter signed
                  by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement,

         covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are
         customarily   covered  in  opinions   of   issuer's   counsel  and  in
         accountants' comfort letters delivered to the underwriters in underwritten public offerings of securities and, in the case of the accountants' comfort letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, in either case, as the underwriters may reasonably request;

                                    (vii)    cause   representatives   of   the
         Company to participate in any "road show" or "road shows" reasonably requested by any underwriter of an underwritten or "best efforts" offering of any Registrable Securities;

                                    (viii)   notify each seller of  Registrable
         Securities covered by such registration statement at any time during the time period set forth in Section 2.4(a)(ii), upon discovery that, or upon the happening of any event (including those events referred to in Section 2.7) as a result of which, the prospectus included in such registration statement, as then in effect, may not be relied upon, and at the request of any such seller promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made;

                                    (ix)     otherwise  use its best efforts to
         comply with all applicable rules and regulations of the Commission, and, if required, make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months, but not more than 18 months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

                                    (x)      provide and cause to be maintained
         a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration; and

                                    (xi)     use its best  efforts to list,  if
         the Company meets the applicable listing requirements, all Registrable Securities covered by such registration statement on the National Market System of the Nasdaq Stock Market, or any national securities exchange or automated quotation system.

                           (b)      INFORMATION.  The Company may require  each
seller of Registrable Securities as to which any registration is being effected to promptly furnish the Company such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing; PROVIDED, HOWEVER, that any such information or questionnaires shall be given or made by a seller of Registrable Securities without representation or warranty of any kind whatsoever except representations with respect to the identity of such seller, such seller's Registrable

Securities and such seller's intended method of distribution or any other information relating to seller required by applicable law to be included in the registration statement.

                           (c)      NOTICE.    Each   holder   of   Registrable
Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (viii) of this Section 2.4, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivision (viii) of this Section 2.4 and Section
2.7 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

                           (d)      CONFIDENTIAL  INFORMATION.  Each  holder of
Registrable Securities hereby acknowledges that information disclosed with respect to a registration statement filed pursuant to Sections 2.1 or 2.1 shall be confidential information prior to the filing of such registration statement and that no holder shall disclose or trade on the basis of such information in violation of applicable securities laws.

                  2.5      UNDERWRITTEN OFFERINGS.

                           (a)      REQUESTED   UNDERWRITTEN    OFFERINGS.   If
requested by the underwriters for any underwritten offering by holders of Registrable Securities pursuant to a registration requested under Section 2.1 or 2.3, the Company will use its best efforts to enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, each such holder and the underwriters and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.8. The holders of the Registrable Securities proposed to be sold by such underwriters will reasonably cooperate with the Company in the negotiation of the underwriting agreement. Such holders of Registrable Securities to be sold by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make any representations or warranties to, or agreements with, the Company other than representations, warranties or agreements regarding the identity of such holder, such holder's Registrable Securities and such holder's intended method of distribution or any other representations required by applicable law.

                           (b)      INCIDENTAL  UNDERWRITTEN  OFFERINGS. If the
Company proposes to register any of its securities under the Securities Act as contemplated by Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any Requesting Holder of Registrable Securities, use its best efforts to arrange for such underwriters to include all the Registrable Securities to be offered and sold by such Requesting Holder among the securities of the Company to be distributed by such underwriters, subject to the provisions of Section 2.2(b). The holders of Registrable Securities to be distributed by such underwriters shall be parties to the underwriting agreement between the Company and such underwriters and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make any representations or warranties to, or agreements with, the Company or the underwriters other than representations, warranties or agreements regarding the identity of such holder, such holder's Registrable Securities and such holder's intended method of distribution or any other representations required by applicable law.

                           (c)      UNDERWRITING DISCOUNTS AND COMMISSION.  The
holders of Registrable Securities sold in any offering pursuant to Section 2.5(a) or Section 2.5(b) shall pay all underwriting discounts and commissions of the underwriter or underwriters with respect to the Registrable Securities sold thereby.

                  2.6 PREPARATION; REASONABLE INVESTIGATION. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the holders of 51% of the Registrable Securities registered under such registration statement, shall be entitled to appoint a lead underwriters and a lead counsel to represent the Holders. The Company will give such lead underwriter and lead counsel the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary to conduct a reasonable investigation within the meaning of the Securities Act.

                  2.7 LIMITATIONS, CONDITIONS AND QUALIFICATIONS TO OBLIGATIONS UNDER REGISTRATION COVENANTS. Anything in this Agreement to the contrary notwithstanding, it is understood and agreed that the Company shall not be required to file a registration statement, amendment or post-effective amendment thereto or prospectus supplement or to supplement or amend any registration statement if the Company is then involved in discussions concerning, or is otherwise engaged in, any material financing, acquisition or investment transaction, if the board of directors of the Company determines in good faith that the making of such a filing, supplement or amendment at such time would interfere with such transaction so long as the Company shall, as soon as practicable thereafter make such filing, supplement, amendments or post-effective amendment; PROVIDED, HOWEVER, that the Company shall not postpone such filings, supplements, amendments or post-effective amendments for more than an aggregate of 120 days in any 12-month period. The Company shall promptly give the holders of Registrable Securities written notice of such postponement, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. Upon receipt by a holder of Registrable Securities of notice of an event of the kind described in this Section 2.7, such holder shall forthwith discontinue such holder's disposition of Registrable Securities until such holder's receipt of notice from the Company that such disposition may continue and of any supplemented or amended prospectus indicated in such notice. If the Company postpones the filing of a registration statement, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 331/3% of the Registrable Securities with respect to which registration has been requested and constituting not less than 662/3% of the Initiating Holders, shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1.

                  2.8      INDEMNIFICATION.

                           (a)      INDEMNIFICATION BY THE COMPANY. The Company
will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1, 2.2 or 2.3, each seller of any Registrable Securities covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, and their respective directors, officers, partners, members, agents, representatives and affiliates against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or any such director, officer, partner, member, agent, representative, affiliate or controlling person may become subject under the Securities Act or otherwise, including, without limitation, the fees and expenses of legal counsel (including those incurred in connection with any claim for indemnity hereunder), insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law in connection with the offering covered by such registration statement and the Company will reimburse such seller or underwriter and each such director, officer, partner, member, agent, representative, affiliate and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; PROVIDED, HOWEVER, that the Company shall not be liable to any seller or underwriter in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller or underwriter, as the case may be, specifically stating that it is for use in the preparation thereof. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, partner, member, agent, representative, affiliate or controlling person and shall survive the transfer of such securities by such seller.

                           (b)      INDEMNIFICATION   BY  THE  SELLERS.   As  a
condition to including any Registrable Securities in any registration statement, the Company shall have received an undertaking reasonably satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.8(a)) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who participates as an underwriter in the offering or sale of such securities and each other Person who controls the Company or any such underwriter within the meaning of the Securities Act, with respect to any untrue statement or alleged untrue statement of any material fact contained in any such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or with respect to any omission or alleged omission to state a material fact therein required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which they were made, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; PROVIDED, HOWEVER, that the liability of such indemnifying party under this Section 2.8(b) shall be limited to the amount of the net proceeds received by such indemnifying party in the offering giving rise to such liability.

                           (c)      NOTICES OF CLAIMS; COUNSEL.  Promptly after
receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Section 2.8(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party, give written notice to the latter of the commencement of such action; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.8, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; PROVIDED, HOWEVER, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; PROVIDED, FURTHER, HOWEVER, that in no event shall the Company be required to pay fees and expenses under this Section 2.8 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. The indemnifying party shall not be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. The indemnifying party shall not, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party.

                           (d)      CONTRIBUTION.    If   the   indemnification
provided for in this Section 2.8 shall for any reason be held by a court to be unavailable to an indemnified party under Section 2.8(a) or (b) in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 2.8(a) or (b), the indemnified party and the indemnifying party under Section 2.8(a) or (b) shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same, including those incurred in connection with any claim for indemnity hereunder), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause
(i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such prospective sellers from the offering of the securities covered by such registration statement; PROVIDED, HOWEVER, that for purposes of this clause
(ii), the relative benefits received by the prospective sellers shall be deemed not to exceed the amount of net proceeds received by such prospective sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such prospective sellers' obligations to contribute as provided in this Section 2.8(d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld.

                           (e)      OTHER INDEMNIFICATION.  Indemnification and
contribution  similar to that specified in the preceding  subdivisions  of this
Section 2.8 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

                           (f)      INDEMNIFICATION        PAYMENTS.        The
indemnification and contribution required by this Section 2.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

         3. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

         "COMMISSION" means the Securities and Exchange Commission or any other similar agency then having jurisdiction to enforce the Securities Act.

         "COMMON STOCK" shall mean the Common Stock and each other class of capital stock of the Company that does not have a preference over any other class of capital stock of the Company as to dividends or upon liquidation, dissolution or winding up of the Company and, in each case, shall include any other class of capital stock of the Company into which such stock is reclassified or reconstituted.

         "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any other similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such similar federal statute.

         "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind, and shall include any successor (by merger or otherwise) of any such entity.

         "REGISTRABLE SECURITIES" means any shares of Common Stock issued or issuable either upon exercise of the Warrants, any Related Registrable Securities and any shares of Common Stock owned by the Purchasers. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by Rule 144 (or any successor provision) under the Securities Act and the purchaser thereof does not receive "restricted securities" as defined in Rule 144, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not, in the opinion of counsel for the holders, require registration of them under the Securities Act or (d) they shall have ceased to be outstanding. All references to percentages of Registrable Securities shall be calculated pursuant to Section 9.

         "REGISTRATION EXPENSES" means all expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration and filing fees, all fees of the NASDAQ, other national securities exchanges or automated quotation systems, all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, any fees and disbursements of underwriters
customarily   paid  by  issuers  or  sellers  of  securities   (excluding   any
underwriting discounts or commissions with respect to the Registrable Securities) and the reasonable fees and expenses of one counsel to the Selling Holders (selected by Selling Holders representing not less than 51% of the Registrable Securities covered by such registration). Notwithstanding the foregoing, in the event the Company shall determine, in accordance with Section 2.2(a) or Section 2.7, not to register any securities with respect to which it had given written notice of its intention to so register to holders of Registrable Securities, all of the costs of the type (and subject to any limitation to the extent) set forth in this definition and incurred by the Selling Holders or the Requesting Holders, as the case may be, in connection with such registration on or prior to the date the Company notifies the Selling Holders or the Requesting Holders, as the case may be, of such determination shall be deemed Registration Expenses.

         "RELATED REGISTRABLE SECURITIES" means with respect to the shares of Common Stock issued or issuable upon exercise of the Warrants, any securities of the Company issued or issuable with respect to such shares of Common Stock by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

         "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any such similar federal statute.

         "WARRANTS" means the warrants exercisable into shares of Common Stock, at an exercise price of $0.01 per warrant, in substantially the form attached as Exhibit C to the Warrant Purchase Agreement.

         4. RULE 144 AND RULE 144A. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without registration under the Securities Act within the limitation of the provisions of (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (b)

Rule 144A under the Securities Act, as such Rule may be amended from time to time, or (c) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

         5. AMENDMENTS AND WAIVERS. This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of not less than 51% of the Registrable Securities affected by such amendment, action or omission to act; PROVIDED THAT, such consent includes the consent of Silver Oak Capital, L.L.C. ("SILVER OAK") and SPCP Group, L.L.C ("SPCP")(so long as at the time, each of Silver Oak and SPCP, as applicable, individually hold at least 15% of the Warrants . Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Section 5, whether or not such Registrable Securities shall have been marked to indicate such consent.

         6. NOMINEES FOR BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

         7. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

                           (i)      if to the Purchasers,  addressed to them in
the manner set forth in the Warrant Purchase Agreement, or at such other address as it shall have furnished to the Company in writing in the manner set forth herein;

                           (ii)     if  to  any  other  holder  of  Registrable
Securities, at the address that such holder shall have furnished to the Company in writing in the manner set forth herein, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company; or

                           (iii)    if to the  Company,  addressed to it in the
manner set forth in the Warrant Purchase Agreement, or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstanding in the manner set forth herein.

         All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered to a courier, if delivered by overnight courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

         8. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Company, its respective successors and permitted assigns and, with respect to the Purchasers, any holder of any Registrable Securities, subject to the
provisions   respecting  the  minimum  numbers  of  percentages  of  shares  of
Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein. Except by operation of law, this Agreement may not be assigned by the Company without the prior written consent of the holders of a majority in interest of the Registrable Securities outstanding at the time such consent is requested.

         9. CALCULATION OF PERCENTAGE INTERESTS IN REGISTRABLE SECURITIES. For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number of shares of Registrable Securities outstanding at the time such calculation is made, assuming the exercise of all Warrants into shares of Common Stock.

         10. NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. Without limiting the generality of the foregoing, the Company will not hereafter enter into any agreement with respect to its securities that grants, or modifies any existing agreement with respect to its securities to grant, to the holder of its securities in connection with an incidental registration of such securities higher priority to the rights granted to the Purchasers under Section 2.2(b).

         11. REMEDIES. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

         12. CERTAIN DISTRIBUTIONS. The Company shall not at any time make a distribution on or with respect to the shares of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the resulting or surviving corporation and such Registrable Securities are not changed or exchanged) of securities of another issuer if holders of Registrable Securities are entitled to receive such securities in such distribution as holders of Registrable Securities and any of the securities so distributed are registered under the Securities Act, unless the securities to be distributed to the holders of Registrable Securities are also registered under the Securities Act.

         13. SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Purchasers shall be enforceable to the fullest extent permitted by law.

         14. ENTIRE AGREEMENT. This Agreement, together with the Warrant Purchase Agreement including the exhibits and schedules thereto, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the Warrant Purchase Agreement (including the exhibits and schedules thereto) supersede all prior agreements and understandings between the parties with respect to such subject matter.

         15. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

         16. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE.

         17. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.


                                    DOMINION HOMES, INC.


                                    By:_________________________________
                                       Name:
                                       Title:




SPCP GROUP, L.L.C.,


By:  __________________________________

        Name:
        Title:


SILVER OAK CAPITAL, L.L.C.,


By:  __________________________________

        Name:
        Title:

                                    EXHIBIT E

                            FORM OF VOTING AGREEMENT


                                December 29, 2006


To
The Original Term B Lenders
and
The Purchasers, referred to below
c/o Silver Point Finance, L.L.C.,
2 Greenwich Plaza
Greenwich, CT 06830
Attention: Claudio Chappell


                  Re: Third Amended and Restated Credit Agreement (the "CREDIT AGREEMENT") dated as of December 29, 2006 among Dominion Homes, Inc. (the "COMPANY"), the lenders party thereto, The Huntington National Bank and Silver Point Finance, LLC and the Warrant Purchase Agreement (the "WARRANT PURCHASE AGREEMENT") dated as of December 29, 2006 among the Company and the purchasers named therein (the "PURCHASERS").

Ladies and Gentlemen:

         This letter agreement is being entered into among and between BRC Properties, Inc. (the "KEY SHAREHOLDER"), the Company, the Original Term B Lenders (as defined in the Credit Agreement) and the Purchasers and delivered in connection with the Credit Agreement and the Warrant Purchase Agreement and is intended to supplement the Credit Agreement and the Warrant Purchase Agreement with respect to the subject matter contained herein (but not otherwise). Capitalized terms used but not defined herein shall have the meanings assigned thereto in the Warrant Purchase Agreement or the Credit Agreement, as applicable.

         The parties hereby agree to the following:

         The Key Shareholder agrees that during all times when the Original Term B Lenders or the Purchasers, as the case may be, are entitled to designate directors for election to the Board, to vote, or cause to be voted, all shares (whether now owned or after acquired) of voting securities ("SHARES") in the Company beneficially owned by such Key Shareholder or over which such Key Shareholder has voting control, from time to time and at all times, in whatever manner necessary to ensure that at each annual or special meeting of stockholders at which an election or removal of directors is considered, or pursuant to any written consent, (i) Designated Board Members, that are reasonably acceptable to a majority of the beneficial owners of the Key Shareholder, are elected to the Board and (ii) no Designated Board Member is removed from office, without cause, unless such removal is directed or approved by the written consent of a majority of the Original Term B Lenders or the Purchasers holding a majority of the Warrants, as applicable.

         The Company agrees that when required, it shall call a special meeting of the shareholders of the Company for the purpose of electing directors designated by the Original Term B Lenders or the Purchasers, as applicable.

         Each party hereto acknowledges and agrees that the Original Term B Lenders and the Purchasers, as applicable, will be irreparably damaged in the event any of the provisions of this letter agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Original Term B Lenders and the Purchasers shall be entitled to an injunction to prevent breaches of this letter agreement and to specific enforcement of this letter agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction, in addition to any other remedy to which the parties may be entitled at law or in equity. Each of the parties to this letter agreement hereby consents to personal jurisdiction in any such action brought in the United States District Court for the Southern District of New York or in any court of the State of New York having subject matter jurisdiction.

         This letter agreement may be amended or modified and the observance of any term hereof may be waived only by a written instrument executed by (i) the Key Shareholder, (ii) a majority of the Original Term B Lenders so long as hold at least 51% of the Term B Notes, (iii) the Purchasers holding a majority of the Warrants so long as they hold at least 500,000 Warrants or Warrant Shares and (iv) the Company. Any amendment, termination of waiver effected hereby will be binding to all parties hereto, even if they do not consent in writing.

         This letter agreement may be executed in counterparts, each of which shall be considered an original instrument, but all of which shall be considered one and the same agreement, and shall become binding when one or more counterparts have been signed by each of the parties hereto and delivered to the Original Term B Lenders and the Purchasers.

         This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This letter agreement may not be assigned by the Purchasers (other than to their affiliates) without the prior written consent of the Key Shareholder.

         This letter agreement shall be governed by and construed in accordance with the internal laws of the State of Ohio, without regard to its conflicts of law principles.

                                    * * * *

         If the foregoing reflects your understanding of the agreement that we have reached, please confirm that fact by signing a copy of this letter in the place indicated below and returning it to us.

                                           Very truly yours,




                                           BRC PROPERTIES INC.

                                           By:
                                               --------------------------------
                                           Name:
                                           Title:

                                           DOMINION HOMES, INC.



                                           By:
                                               --------------------------------
                                           Name:  William G. Cornely
                                           Title: Chief Financial Officer
                                                  Senior Vice President of
                                                  Finance

Agreed and confirmed:


ORIGINAL TERM B LENDER: SILVER OAK CAPITAL, L.L.C.


By:  __________________________________
        Name:

ORIGINAL TERM B LENDER: SPCP GROUP, L.L.C.



By:  __________________________________
        Name:
        Title:



PURCHASER: SPCP GROUP, L.L.C.,



By:  __________________________________
        Name:
        Title:


PURCHASER: SILVER OAK CAPITAL, L.L.C.,



By:  __________________________________
        Name:
        Title:

                                  SCHEDULE 2.1
                            WARRANT SHARE ALLOCATION


         -------------------------------------------------------
         NAME AND ADDRESS OF PURCHASER            WARRANT SHARES
         -------------------------------------------------------
         Silver Oak Capital, L.L.C.                      769,117
         c/o Angelo, Gordon & Co., L.P.
         245 Park Avenue
         26th Floor
         New York, NY 10167
         Attn:    Thomas Fuller
         Phone:   (212) 692 2285
         Fax:     (212) 867 6395
         -------------------------------------------------------
         SPCP Group, L.L.C.                              769,118
         2 Greenwich Plaza
         1st Floor
         Greenwich, CT 06830
         Attn:    Claudio Chappell
         Phone:   203-542-4443
         Fax:     203-286-2139
         -------------------------------------------------------
         TOTAL                                         1,538,235
         -------------------------------------------------------



                                      S-1